SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28767; File No. 812-13495]

Nationwide Life Insurance Company, et al.

June 12, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "1940 Act") and an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) of the 1940 Act.

Applicants: Nationwide Life Insurance Company ("NWL"), Nationwide Variable Account-II ("Account II"), Nationwide Variable Account-7 ("Account 7"), Nationwide Variable Account-9 ("Account 9"), Nationwide Variable Account-14 ("Account 14"), Nationwide Multi-Flex Variable Account ("Flex Account"), Nationwide VLI Separate Account-2 ("Account 2"), Nationwide VLI Separate Account-4 ("Account 4"), Nationwide VLI Separate Account-7 ("VLI Account 7"), Nationwide Life and Annuity Insurance Company ("NLAIC"), Nationwide VL Separate Account-G ("Account G"), Nationwide Life Insurance Company of America ("NLICA"), Nationwide Provident VLI Separate Account 1 ("Account 1"), Nationwide Life and Annuity Company of America ("NLACA" and together with NWL, NLAIC and NLICA, "Insurance Company Applicants"), Nationwide Provident VA Separate Account A ("Account A"), and Nationwide Provident VLI Separate Account A ("VLI Account A" and together with Account II, Account 7, Account 9, Account 14, Flex Account, Account 2, VLI Account 7, Account G, Account 1, and Account A, "Separate Accounts" and, together with Insurance Company Applicants, "Section 26 Applicants"), and Nationwide Variable

Insurance Trust ("NVIT" and together with Section 26 Applicants, "Section 17 Applicants").

Summary of Application: Section 26 Applicants seek an order pursuant to Section 26(c) of the 1940 Act, approving the substitutions of certain securities (the "Substitutions") issued by certain management investment companies and held by Separate Accounts to support certain variable annuity contracts and variable life insurance contracts (the "Contracts") issued by Insurance Company Applicants. Section 17 Applicants seek an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to effectuate the proposed Substitutions by redeeming a portion of the securities of one or more of the Existing Funds (as defined herein) in-kind and using those securities received to purchase shares of the Replacement Funds (as defined herein) (the "In-Kind Transactions").

Filing Date: The application was originally filed on February 11, 2008 and amended on June 25, 2008, March 9, 2009 and June 12, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Insurance Company Applicants and NVIT with a copy of the request, personally or by mail. Hearing requests must be received by the Commission by 5:30 p.m. on July 7, 2009, and should be accompanied by proof of service on Insurance Company Applicants and NVIT in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, N.E., Washington, DC 20549-1090. Insurance Company Applicants and NVIT, c/o Jamie Ruff Casto, Managing Counsel, Nationwide Insurance, One Nationwide Plaza 1-34-201, Columbus, Ohio 43215.

For Further Information Contact: Craig Ruckman, Attorney-Adviser, at (202) 551-6753 or Harry Eisenstein, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   NWL is a stock life insurance company organized under the laws of the State of Ohio. NLAIC is a stock life insurance company organized under the laws of the State of Ohio. NLICA is a stock life insurance company organized under the laws of the State of Pennsylvania. NLACA is a stock life insurance company organized under the laws of the State of Pennsylvania.

2.   Each of the following separate accounts are registered as unit investment trusts under the 1940 Act and are used to fund certain variable contracts issued by NWL: Account II (File No. 811-3330); Account 7 (File No. 811-8666); Account 9 (File No. 811-08241); Account 14 (File No. 811-21205); Flex Account (File No. 811-3338);

Account 2 (File No. 811-5311); Account 4 (File No. 811-8301); and, VLI Account 7 (File No. 811-21610).

Each of the following separate accounts are registered as unit investment trusts under the 1940 Act and are used to fund certain variable contracts issued by NLACA: Account A (File No. 811-6484); and, VLI Account A (File No. 811-8722).

Account G is registered as a unit investment trust under the 1940 Act (File No. 811-21697) and is used to fund certain variable contracts issued by NLAIC.

Account 1 is registered as a unit investment trust under the 1940 Act (File No. 811-4460) and is used to fund certain variable contracts issued by NLICA.

3.   For purposes of the 1940 Act, NWL is the depositor and sponsor of Account II, Account 7, Account 9, Account 14, Flex Account, Account 2, Account 4, and VLI Account 7; NLAIC is the depositor and sponsor of Account G; NLICA is the depositor and sponsor of Account 1; and NLACA is the depositor and sponsor of Account A and VLI Account A as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts.

4.   The Contracts can be issued as individual or group contracts, with participants of group contracts acquiring certain ownership rights as described in the group contract or the plan documents. Contract owners and participants in group contracts (each a "Contract Owner") may allocate some or all of their Contract value to one or more sub-accounts available as investment options under the Contract (each an "Investment Option"). Each such Investment Option corresponds to an underlying mutual fund in which the Separate Account invests. Additionally, the Contract Owner may, if provided for under the Contract, allocate some or all Contract value to a fixed account and/or

guaranteed term option, both of which are supported by the assets of the depositor's general account.

Each Contract permits the Contract Owner to transfer Contract value from one Investment Option to another Investment Option available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts. To the extent that the Contracts contain restrictions or limitations on a Contract Owner's right to transfer, such restrictions or limitations will not apply in connection with the proposed Substitutions.

5.   Each Contract's prospectus contains provisions reserving Insurance Company Applicants' right to substitute shares of one Investment Option for shares of another Investment Option already purchased or to be purchased in the future if either of the following occurs: (i) shares of a current Investment Option are no longer available for investment by the Separate Account; or (ii) in the judgment of Insurance Company Applicants' management, further investment in such Investment Option is inappropriate in view of the purposes of the Contract. Each Insurance Company Applicant's management has determined that further investment in the Existing Funds is no longer appropriate in view of the purposes of the Contracts.

6.   Each Insurance Company Applicant, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute a different Investment Option for one of the current Investment Options available under the Contracts. In particular, Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the following Funds (as defined herein) of NVIT (the "Replacement Funds") for shares

of the corresponding underlying mutual funds (the "Existing Funds"), as shown in the

following Substitution table ("Substitution Table"):

Ref. No.	Existing Funds	Replacement Funds
1	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I
2	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares	NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II
3	AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
4	American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
5	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I	NVIT – NVIT Multi-Manager International Growth Fund: Class III
6	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
7	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III	NVIT – NVIT Multi-Manager International Growth Fund: Class III
8	American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV	NVIT – NVIT Multi-Manager International Growth Fund: Class VI
9	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I
10	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II	NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class II
11	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
12	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
13	American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
14	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class I
15	Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio)	NVIT – Gartmore NVIT International Equity Fund: Class III
16	Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares	NVIT – NVIT Core Bond Fund: Class I
17	Federated Insurance Series – Federated Quality Bond Fund II: Service Shares	NVIT – NVIT Core Bond Fund: Class II
18	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
19	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3	NVIT – Gartmore NVIT Emerging Markets Fund: Class VI
20	Janus Aspen Series – INTECH Risk-Managed	NVIT – NVIT Nationwide Fund: Class I

	Core Portfolio: Service Shares	
21	Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares	NVIT – NVIT Nationwide Fund: Class II
22	Neuberger Berman Advisers Management Trust – AMT Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
23	Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
24	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class III
25	Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class	NVIT – Gartmore NVIT International Equity Fund: Class VI
26	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
27	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
28	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
29	Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
30	Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
31	T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II	NVIT – NVIT Short Term Bond Fund: Class II
32	The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
33	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I	NVIT – Van Kampen NVIT Real Estate Fund: Class I
34	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II	NVIT – Van Kampen NVIT Real Estate Fund: Class II
35	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class I
36	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
37	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Class R1	NVIT – Gartmore NVIT Emerging Markets Fund: Class III
38	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
39	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II
40	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II

7.   All of the Replacement Funds that correspond to the Existing Funds are available

as Investment Options in the Contracts.

8.   Each Replacement Fund is a series of NVIT, a Delaware statutory trust. NVIT is

registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended, on Form N-1A (1933 Act File No. 02-73024). NVIT is a series investment company and currently offers 58 separate series (each a "Fund" and collectively, the "Funds"). Shares of NVIT are sold exclusively to insurance company separate accounts to fund benefits under variable annuity contracts and variable life insurance policies, and to employer pension and profit-sharing plans.

9.   Nationwide Fund Advisors ("NFA") is a registered investment adviser (Reg. No. 801-56370) and is an affiliate of Section 26 Applicants. NFA currently serves as investment adviser ("Adviser") to each of the Funds, including the Replacement Funds, pursuant to investment management agreements between NVIT, on behalf of each Fund, and NFA (the "Management Agreements"). NFA employs a sub-advised strategy whereby NFA serves as a "manager of managers" and delegates the fund management responsibilities for each Fund to one or more third party investment advisors (each a "Sub-Adviser") via investment advisory agreements ("Sub-Advisory Agreements").

Pursuant to the Management Agreements, NFA's responsibilities include general management of each Fund, including full discretion to (i) select a new sub-adviser or an additional Sub-Adviser for each Fund; (ii) terminate a Sub-Adviser for each Fund; (iii) enter into, modify, and terminate Sub-Advisory Agreements; and (iv) allocate and reallocate a Fund's assets among the Adviser and one or more Sub-Advisers. In addition, the Adviser monitors and reports to NVIT's Board of Trustees on the performance of each Sub-Adviser relative to such Sub-Adviser's responsibilities of complying with the investment objectives, policies, and restrictions of any Fund under the management of such Sub-Adviser.

10. NVIT received an exemptive order from the Commission on April 28, 1998

(Investment Company Act Release No. 23133)(the "Manager of Managers Order") that

permits the Adviser, subject to certain conditions, including approval of the NVIT Board

of Trustees, and without the approval of shareholders, to: (i) select a new Sub-Adviser or

additional Sub-Adviser for each Fund; (ii) terminate any existing Sub-Adviser and/or

replace the Sub-Adviser; (iii) enter into new Sub-Advisory Agreements[1] and/or

materially modify the terms of, or terminate, any existing Sub-Advisory Agreement; and

(iv) allocate and reallocate a Fund's assets among the Adviser and one or more Sub-

Advisers.

If a new Sub-Adviser is retained for a Fund, Contract Owners would receive all

information about the new Sub-Adviser that would be included in a proxy statement,

including any change in disclosure caused by the addition of a new Sub-Adviser.

11. Section 26 Applicants represent that, after the Substitution date, the Replacement

Funds will not change sub-advisers, retain any new sub-adviser, or otherwise rely on the

Manager of Managers Order without first obtaining shareholder approval of: the new sub-

adviser, the fund's ability add or to replace a sub-adviser in reliance on the Manager of

Managers Order, or otherwise rely on the Manager of Managers Order.

12. The Appendix includes a comparison of the management fees, the total operating

expenses (before and after any waivers and reimbursements) expressed as an annual

percentage of average daily net assets, and the asset levels of each Existing Fund and its

corresponding Replacement Fund. The 12b-1 fees listed in the fee tables provided in the

---

[1] Relating to NVIT, the Adviser will not enter into any Sub-Advisory Agreement with any Sub-Adviser that is an "affiliated person," as defined in Section 2(a)(3) of the 1940 Act, of NVIT or the Adviser, other than by reason of serving as a Sub-Adviser to a Fund, without such Sub-Advisory Agreement, including the compensation to be paid thereunder, being approved by the unit holders of any separate account for which that Fund serves as a funding medium.

Appendix for each Existing Fund and Replacement Fund represents the maximum 12b-1

fee that could be assessed by the particular fund, except with regard to the Franklin

Templeton Variable Insurance Products Trust – Templeton Developing Markets

Securities Fund: Class 3, which is disclosed in a footnote.

13.   Set forth below is a description of the investment objectives, the advisers, the

principal investment strategies and principal risk factors of each Existing Fund and its

corresponding Replacement Fund.

Existing Fund (Substitution Ref. No.)	Replacement Fund
AIM Variable Insurance Funds – AIM V.I. Basic Value Fund (1 & 2) - Long-term growth of capital.	**NVIT – NVIT Multi-Manager Large Cap Value Fund** - Long-term capital growth
Adviser (Sub-Adviser): AIM Advisors, Inc.	*Adviser (Sub-Adviser):* Nationwide Fund Advisors (Goldman Sachs Asset Management, L.P., Wellington Management Company, LLP, Deutsche Asset Management)
Principal Investment Strategy: The fund seeks to meet this objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations in excess of $5 billion. In complying with the fund's 65% investment requirement, the fund will invest primarily in marketable equity securities the portfolio managers believe have the potential for capital growth, and its investments may include synthetic and derivative instruments. The fund may also invest up to 25% of its total assets in foreign securities.	*Principal Investment Strategy:* Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a value style of investing. In other words, the Fund seeks companies whose stock price may not reflect the company's value. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of large-cap companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments. The Fund consists of three sleeves, or portions, managed by different subadvisers. NFA is the Fund's investment adviser and selects the Fund's subadvisers and monitors their performance on an ongoing basis.
Additional Investment Information: ■ Foreign security exposure capped at 25% of assets ■ Permitted to invest in synthetic securities ■ As of 9/30/08, no investments in derivatives ■ As of 9/30/08, 10% of net assets invested in foreign securities	*Additional Investment Information:* ■ No cap on the amount invested in foreign securities ■ Permitted to invest in synthetic securities ■ As of 8/31/08, no investments in derivatives ■ As of 8/31/08, 8% of net assets invested in foreign securities
Principal Risk: ■ Market Risk ■ Value Investing Risk ■ Equity Securities Risk	*Principal Risk:* ■ Stock market risk ■ Value style risk ■ Derivatives risk

- Foreign Securities Risk
- Derivatives Risk
- Leverage Risk
- Limited Number of Holdings Risk
- Management Risk

AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund (3) - Long-term growth of capital

Adviser (Sub-Adviser): AIM Advisors, Inc.

Principal Investment Strategy: The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of large-capitalization companies. In complying with this 80% investment requirement, the fund will invest primarily in marketable equity securities, including convertible securities, but its investments may include other securities, such as synthetic instruments. The fund may invest up to 25% of its total assets in foreign securities.

Additional Investment Information:
- Foreign security exposure capped at 25% of assets
- Permitted to invest in synthetic securities
- As of 9/30/08, 9% of net assets invested in foreign securities

Principal Risk:
- Stock market risk
- Foreign securities risk
- Management risk

American Century Variable Portfolios, Inc. – American Century VP Ultra Fund (9 & 10) - Long-term capital growth

Adviser (Sub-Adviser): American Century Investment Management, Inc.

Principal Investment Strategy: The portfolio managers look for stocks of companies they believe will increase in value over time, using investment strategies developed by American Century. Under

- Foreign securities risk
- Multi-manager risk
- Portfolio turnover risk

NVIT – NVIT Multi-Manager Large Cap Growth Fund - Long-term capital growth

Adviser (Sub-Adviser): Nationwide Fund Advisors (Neuberger Berman Management Inc., Goldman Sachs Asset Management, L.P., Wells Capital Management, Inc.)

Principal Investment Strategy: Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by large-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of large-cap companies that are located outside the United States. The Fund consists of three sleeves, or portions, managed by different subadvisers. NFA is the Fund's investment adviser and selects the Fund's subadvisers and monitors their performance on an ongoing basis.

Additional Investment Information:
- No cap on the amount invested in foreign securities
- Permitted to invest in synthetic securities
- Permitted to invest in preferred stock and convertible securities without limitation
- As of 8/31/08, 5% of net assets invested in foreign securities
- As of 8/31/08, no investments in preferred stock or convertible securities

Principal Risk:
- Stock market risk
- Growth style risk
- Foreign securities risk
- Multi-manager risk
- Portfolio turnover risk

normal market conditions, the fund's portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace. The Fund is permitted to invest in preferred stock or convertible securities.

Additional Investment Information:
- No cap on the amount invested in foreign securities
- Permitted to invest in preferred stock and convertible securities without limitation
- As of 9/30/08, 3% of net assets invested in foreign securities
- As of 9/30/08, no investments in preferred stock or convertible securities

Principal Risk:
- Growth Stocks
- Foreign Securities
- Market Risk
- Price Volatility
- Principal Loss

American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund (4) - Capital growth

Adviser (Sub-Adviser): American Century Investment Management, Inc.

Principal Investment Strategy: The portfolio managers look for stocks of medium-sized and smaller companies they believe will increase in value over time, using an investment strategy developed by American Century.

Additional Investment Information:
- Permitted to invest in foreign securities without limitation
- Permitted to invest in synthetic securities and derivatives without limitation
- As of 9/30/08, 12% of net assets invested in foreign securities
- As of 9/30/08, no investments in derivatives

NVIT – NVIT Multi-Manager Mid Cap Growth Fund - Long-term capital growth

Adviser (Sub-Adviser): Nationwide Fund Advisors (American Century Investment Management Inc., Neuberger Berman Management Inc.)

Principal Investment Strategy: Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a growth style of investing. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.

The Fund consists of two sleeves, or portions, managed by different subadvisers. NFA is the Fund's investment adviser and selects the Fund's subadvisers and monitors their performance on an ongoing basis.

Additional Investment Information:
- Permitted to invest in foreign securities without limitation
- Permitted to invest in synthetic securities and derivatives without limitation
- Permitted to invest in preferred securities and convertible securities without limitation
- Permitted to invest in emerging markets

securities without limitation
- Permitted to invest in REITs without limitation
- As of 8/31/08, 4% of net assets invested in foreign securities (1% of which was invested in emerging markets securities)
- As of 8/31/08, no investments in derivatives
- As of 8/31/08, no investments in preferred stock or convertible securities
- As of 8/31/08, no investments in REITs

Principal Risk:
- Growth Stocks
- Mid cap Stocks
- Foreign securities
- IPO risk
- Market risk
- Price volatility
- Portfolio turnover risk
- Principal loss

Principal Risk:
- Stock market risk
- Mid-cap risk
- Growth style risk
- Foreign securities risk
- Derivatives risk
- Multi-manager risk.
- Portfolio turnover risk

American Century Variable Portfolios, Inc. – American Century VP Vista Fund (11, 12, & 13)
- Long-term capital growth

Adviser (Sub-Adviser): American Century Investment Management, Inc.

Principal Investment Strategy: The portfolio managers primarily look for stocks of medium-sized and smaller companies they believe will increase in value over time. The portfolio managers' principal analytical technique involves the identification of companies with earnings and revenues that are not only growing, but growing at an accelerating pace.

Additional Investment Information:
- Permitted to invest in foreign securities without limitation
- Permitted to invest in synthetic securities and derivatives without limitation
- Permitted to invest in preferred securities and convertible securities without limitation
- As of 9/30/08, 5% of net assets invested in foreign securities
- As of 9/30/08, no investments in derivatives
- As of 9/30/08, no investments in preferred stock or convertible securities

Principal Risk:
- Growth Stocks
- Mid Cap Stocks
- Foreign Securities
- Market Risk
- Price Volatility
- Portfolio Turnover
- Principal Loss

Neuberger Berman Advisers Management Trust – AMT Growth Portfolio (22) - Growth of capital

Adviser (Sub-Adviser): Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Principal Investment Strategy: To pursue this goal, the Fund normally invests in common stocks of mid-capitalization companies. The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks. Using fundamental research and quantitative analysis, the Portfolio Manager looks for fast growing companies with above average sales and competitive returns on equity relative to their peers.

Additional Investment Information:
- Permitted to invest in foreign securities without limitation
- Permitted to invest in synthetic securities and derivatives without limitation
- As of 9/30/08, 2% of net assets invested in foreign securities
- As of 9/30/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Mid cap risk
- Growth stock risk
- Portfolio turnover risk
- Derivatives risk
- Foreign securities risk

Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio (26, 27 & 28)
- Growth of capital

Adviser (Sub-Adviser): Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Principal Investment Strategy: Mid-capitalization companies are generally defined as those companies with a total market capitalization within the market capitalization range of the Russell Midcap® Index. The Portfolio Manager employs a disciplined investment strategy when selecting growth stocks. The Fund will not alter its policy of investing at least 80% of its assets in stocks of mid-capitalization companies without providing at least 60 days' prior notice to shareholders.

Additional Investment Information:
- Permitted to invest in foreign securities without limitation
- Permitted to invest in synthetic securities and derivatives without limitation
- Permitted to invest in preferred securities and convertible securities without limitation
- As of 10/31/08, 2% of net assets invested in foreign securities
- As of 10/31/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Mid cap risk
- Growth stock risk
- Portfolio turnover risk
- Derivatives risk
- Foreign securities risk

The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio (32) - Long-term capital growth by investing primarily in common stocks and other equity securities

Adviser (Sub-Adviser): Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen"

Principal Investment Strategy: The Portfolio invests primarily in growth-oriented equity securities of U.S. mid cap companies and foreign companies, including emerging market securities. The Adviser may invest up to 25% of the Portfolio's net assets in foreign securities, including emerging market securities classified as American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), American Depositary Shares ("ADSs") or Global Depositary Shares ("GDSs"), foreign U.S. dollar-denominated securities that are traded on a U.S. exchange or local shares of emerging market countries. The Portfolio may invest up to 10% of its net assets in real estate investment trusts ("REITs").

Additional Investment Information:
- Foreign security exposure capped at 25% of assets
- REITs exposure capped at 10% of assets
- Permitted to invest in emerging markets securities without limitation
- Permitted to invest in synthetic securities and derivatives without limitation
- Permitted to invest in preferred securities and convertible securities without limitation
- As of 9/30/08, 21% of net assets invested in foreign securities
- As of 9/30/08, 15% of net assets invested in emerging markets securities
- As of 9/30/08, no investments in REITs
- As of 9/30/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Mid cap risk
- Growth style risk
- REIT risk
- Foreign securities risk
- Derivatives risk

Wells Fargo Advantage Variable Trust – Wells

Fargo Advantage VT Discovery Fund (38 & 39) -
Long-term capital appreciation

Adviser (Sub-Adviser): Wells Fargo Funds
Management, LLC (Cooke & Bieler, L.P.)

Principal Investment Strategy: We invest in equity
securities of small- and medium-capitalization
companies that we believe offer favorable
opportunities for growth. We may also invest in
equity securities of foreign issuers through ADRs
and similar investments. Furthermore, we may use
futures, options or swap agreements, as well as
other derivatives, to manage risk or to enhance
return. We may actively trade portfolio securities.

Additional Investment Information:
- Foreign security exposure capped at 25% of
  assets
- Permitted to invest in preferred securities and
  convertible securities without limitation
- As of 7/31/08, no investments in foreign
  securities
- As of 7/31/08, no investments in derivatives

Principal Risk:
- Active Trading Risk
- Counter-Party Risk
- Derivatives Risk
- Foreign Investment Risk
- Growth Style Investment Risk
- Issuer Risk
- Leverage Risk
- Liquidity Risk
- Management Risk
- Market Risk
- Regulatory Risk
- Smaller Company Securities Risk

**American Century Variable Portfolios, Inc. –
American Century VP International Fund (5, 6,
7 & 8)** - Capital growth

Adviser (Sub-Adviser): American Century Global
Investment Management, Inc.

Principal Investment Strategy: The fund invests
primarily in securities of companies located in at
least three developed countries world-wide
(excluding the United States). The portfolio
managers look for stocks of companies they believe
will increase in value over time. Under normal
market conditions, the fund's portfolio will
primarily consist of securities of companies whose
earnings or revenues are not only growing, but
growing at an accelerating pace.

**NVIT – NVIT Multi-Manager International
Growth Fund** - Long-term capital growth

Adviser (Sub-Adviser): Nationwide Fund Advisors
(A I M Capital Management, Inc., American
Century Global Investment Management Inc.)

Principal Investment Strategy: Under normal
conditions, the Fund invests at least 80% of the
value of its net assets in equity securities issued by
companies that are located in, or that derive a
significant portion of their earnings or revenues
from, a number of countries around the world other
than the United States. Some of these countries may
be considered to be emerging market countries. The
Fund employs a growth style of investing. The Fund
may invest in equity securities of companies of any
market capitalization. The Fund also may use
derivatives, such as futures and options, for efficient

portfolio management. The Fund consists of two sleeves, or portions, managed by different subadvisers. NFA is the Fund's investment adviser and selects the Fund's subadvisers and monitors their performance on an ongoing basis.

Additional Investment Information:
- Permitted to invest in foreign securities without limitation
- Permitted to invest in derivatives without limitation
- Permitted to invest in emerging markets securities without limitation
- As of 9/30/08, 5% of net assets invested in emerging markets securities
- As of 9/30/08, no investments in derivatives

Principal Risk:
- Growth Stocks
- Mid cap Stocks
- Foreign securities
- IPO risk
- Market risk
- Price volatility
- Portfolio turnover risk
- Principal loss

Credit Suisse Trust – International Flex I Portfolio (formerly, International Focus Portfolio) (14 & 15) - Long-term capital appreciation

Adviser (Sub-Adviser): Credit Suisse Asset Management, LLC (Credit Suisse Asset Management Limited)

Principal Investment Strategy: Invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of 60 to 85 foreign companies. Focuses on the world's major foreign markets. Limited emerging-markets investments. Favors stocks with discounted valuations, using a value-based, bottom-up investment approach. The portfolio may invest up to 15% of its net assets in emerging markets.

Additional Investment Information:
- Permitted to invest at least 80% of net assets in foreign securities
- Permitted to invest up to 15% of net assets in

Additional Investment Information:
- Permitted to invest at least 80% of net assets in foreign securities
- Permitted to invest in derivatives without limitation
- Permitted to invest in emerging markets securities without limitation
- As of 8/31/08, 10% of net assets invested in emerging markets securities
- As of 8/31/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Mid-cap risk
- Growth style risk
- Foreign securities risk
- Derivatives risk
- Multi-manager risk.
- Portfolio turnover risk

NVIT – Gartmore NVIT International Equity Fund - Long-term capital growth by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including developing countries.

Adviser (Sub-Adviser): Nationwide Fund Advisors (Gartmore Global Partners)

Principal Investment Strategy: Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies of any size, including small- and mid-cap companies, that are located in, or that derive a significant portion of their earnings or revenues from, a number of countries around the world other than the United States. Some of these countries may be considered to be emerging market countries. The Fund employs a growth style of investing. The Fund also may use derivatives, such as futures and options. The Fund may engage in active and frequent trading of portfolio securities.

NFA has selected Gartmore Global Partners as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:
- Permitted to invest at least 80% of net assets in foreign securities
- Permitted to invest in emerging markets

emerging markets securities
- Permitted to invest in small and mid cap companies without limitation
- Permitted to invest in derivatives without limitation
- As of 10/31/08, 3% of net assets invested in emerging markets securities
- As of 10/31/08, 5% of net assets invested in small cap companies and 7% of net assets invested in mid cap companies
- As of 10/31/08, no investments in derivatives

Principal Risk:
- Focus Risk
- Foreign Securities Risk
- Currency Risk
- Information Risk
- Political Risk
- Market Risk

Neuberger Berman Advisers Management Trust – AMT International Portfolio (24 & 25) - Long-term growth of capital by investing primarily in common stocks of foreign companies

Adviser (Sub-Adviser): Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Principal Investment Strategy: To pursue this goal, the Fund invests mainly in foreign companies of any size, including companies in developed and emerging industrialized markets. In picking stocks, the Portfolio Managers look for well-managed and profitable companies that show growth potential and whose stock prices are undervalued.

Additional Investment Information:
- Seeks to mainly invest in foreign securities
- Permitted to invest in emerging markets securities without limitation
- Permitted to invest in derivatives without limitation
- As of 10/31/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Foreign securities risk
- Emerging market risk
- Mid cap and small cap risk
- Value style risk
- Growth style risk
- Derivatives risk

Federated Insurance Series – Federated Quality Bond Fund II (16 & 17) - Current income

Adviser (Sub-Adviser): Federated Investment Management Company

securities without limitation
- Permitted to invest in derivatives without limitation
- As of 10/31/08, 3% of net assets invested in emerging markets securities
- As of 10/31/08, no investments in small cap companies and 3% of net assets invested in mid cap companies
- As of 10/31/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Foreign securities risk
- Emerging markets risk
- Small- and mid-cap securities risk
- Derivatives risk
- Growth style risk
- Portfolio turnover

NVIT – NVIT Core Bond Fund - High level of current income consistent with preserving capital

Adviser (Sub-Adviser): Nationwide Fund Advisors (Nationwide Asset Management, LLC)

Principal Investment Strategy: The Fund invests in a diversified portfolio of investment -grade, fixed-income securities consisting primarily of corporate debt securities, U.S. government and privately issued mortgage-backed securities, and U.S. Treasury and agency securities. Some of the corporate debt securities in which the Fund invests are considered to be foreign securities. The foreign securities in which the Fund invests will be predominately denominated in U.S. dollars. The Fund may invest in derivative contracts to implement its investment strategies. The Fund intends to invest in the securities of U.S. government-sponsored entities (GSEs), including GSE securities that are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Bank System. The Fund may also invest in GSE securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, and the Federal Home Loan Bank System. Finally, the Fund may invest in a few GSE securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities. Such securities include those issued by the Farm Credit System and the Financing Corporation.

Additional Investment Information:
- Permitted to invest in derivatives, preferred stock, high yield securities or foreign securities without limitation
- As of 9/30/08, no investments in derivatives, preferred stock or foreign securities
- As of 9/30/08, 2% of net assets invested in high yield securities

Principal Risk:
- Interest Rate Risk
- Credit Risks
- Call and Prepayment Risks
- Risks of Foreign Investing
- Liquidity Risk
- Leverage Risks
- Risks Associated with Complex CMOs
- Risks of Investing in Derivative Contracts and Hybrid Instruments

Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund (18 & 19) - Long-term capital appreciation

Principal Investment Strategy: Under normal circumstances, the Fund invests at least 80% of the value of its net assets in fixed-income securities that are investment grade, including corporate bonds, U.S. government securities and U.S. government agency securities. The Fund may also invest a portion of its assets in:

* mortgage-backed securities;

* asset-backed securities;

* bank and corporate loans;

* foreign government and corporate bonds denominated in U.S. dollars;

* commercial paper rated by a rating agency in one of the two highest rating categories;

* high-yield bonds (i.e., "junk bonds");

* preferred stock and

* derivatives.

*NFA has selected Nationwide Asset Management, LLC as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:
- Permitted to invest in derivatives, preferred stock, high yield securities or foreign securities without limitation
- As of 10/31/08, no investments in derivatives, preferred stock, high yield or foreign securities

Principal Risk:
- Interest rate risk
- Credit risk
- Liquidity risk
- Prepayment, call and redemption risk
- Extension risk
- Mortgage- and asset-backed securities risk
- Lower rated securities risk
- Event risk
- Bank and corporate loans risk

NVIT – Gartmore NVIT Emerging Markets Fund - Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries

Adviser (Sub-Adviser): Templeton Asset Management Ltd.

Principal Investment Strategy: Under normal market conditions, the Fund invests at least 80% of its net assets in emerging market investments. Under normal market conditions, the Fund invests primarily to predominantly in equity securities. In addition to its main investments, the Fund may invest up to 20% of its net assets in investments of developed market countries. The Fund also may invest in American, Global and European Depositary Receipts. The Fund may invest up to 15% of its net assets in illiquid securities. The Fund may also invest a small portion of its total assets in shares of exchange-traded funds to gain exposure to the equity market while maintaining liquidity.

Additional Investment Information:
- Permitted to invest up to 15% of net assets in illiquid securities
- Permitted to invest in derivatives without limitation
- As of 6/30/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Value style investing
- Foreign securities
- Currency exchange rates
- Political and economic developments
- Trading practices
- Availability of information
- Limited markets
- Emerging markets

Neuberger Berman Advisers Management Trust – AMT Regency Portfolio (30) - Growth of capital

Adviser (Sub-Adviser): Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Principal Investment Strategy: To pursue this goal, the Fund invests mainly in common stocks of mid-capitalization companies. The Portfolio Manager looks for undervalued companies with high-quality businesses. While the Fund invests primarily in domestic stocks, it may also invest in stocks of foreign companies.

Adviser (Sub-Adviser): Nationwide Fund Advisors (Gartmore Global Partners)

Principal Investment Strategy: Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund may invest in companies of any size, including small- and mid-cap companies. The Fund also may use derivatives, such as futures and options. The Fund may engage in active and frequent trading of portfolio securities.

NFA has selected Gartmore Global Partners as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:
- Permitted to invest in illiquid securities without limitation
- Permitted to invest in derivatives without limitation
- As of 10/31/08, 2% of net assets invested in illiquid securities
- As of 10/31/08, no investments in derivatives

Principal Risk:
- Foreign securities risk
- Emerging markets risk
- Stock market risk
- Small- and mid-cap securities risk
- Derivatives risk
- Portfolio turnover

NVIT – NVIT Multi-Manager Mid Cap Value Fund - Long term capital appreciation

Adviser (Sub-Adviser): Nationwide Fund Advisors (American Century Investment Management, Inc., RiverSource Investments, LLC, Thompson, Siegel & Walmsley LLC)

Principal Investment Strategy: Under normal conditions, the Fund invests at least 80% of the value of its net assets in equity securities issued by mid-cap companies, utilizing a value style of investing. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of companies that are located outside the United States, and in derivatives, such as futures, options, swaps and other hybrid financial instruments. The Fund

Additional Investment Information:
- Permitted to invest in foreign securities, preferred securities, and convertible securities without limitation
- As of 10/31/08, no investments in derivatives

Principal Risk:
- Stock market risk
- Mid cap risk
- Value style investing
- Concentration risk
- Foreign securities risk
- Portfolio turnover risk
- Derivatives risk

Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund (40) - Long-term capital appreciation

Adviser (Sub-Adviser): Wells Fargo Funds Management, LLC (Cooke & Bieler, L.P.)

Principal Investment Strategy: We invest in principally equity securities of medium-capitalization companies. We may use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return. We reserve the right to hedge the portfolio's foreign currency exposure by purchasing or selling currency futures and foreign currency forward contracts. However, under normal circumstances, we will not engage in extensive foreign currency hedging.

We invest in equity securities of medium-capitalization companies that we believe are under-priced yet have attractive growth prospects.

Additional Investment Information:
- Permitted to invest up to 25% in foreign securities
- Permitted to invest in preferred securities, and convertible securities without limitation
- As of 7/31/08, 6% of net assets invested in foreign securities
- As of 7/31/08, no investments in derivatives

Principal Risk:
- Counter-Party Risk
- Currency Hedging Risk

consists of three sleeves, or portions, managed by different subadvisers. NFA is the Fund's investment adviser and selects the Fund's subadvisers and monitors their performance on an ongoing basis.

Additional Investment Information:
- Permitted to invest in foreign securities, derivatives, preferred securities, convertible securities, and REITs without limitation
- As of 8/31/08, 3% of net assets invested in foreign securities
- As of 8/31/08, no investments in derivatives, preferred stock, REITs or convertible securities

Principal Risk:
- Stock market risk
- Mid-cap risk
- Value style risk
- Sector risk
- Foreign securities risk
- Derivatives risk
- Multi-manager risk
- Portfolio turnover risk

- Derivatives Risk
- Foreign Investment Risk
- Issuer Risk
- Leverage Risk
- Liquidity Risk
- Management Risk
- Market Risk
- Regulatory Risk
- Smaller Company Securities Risk

Janus Aspen Series – INTECH Risk-Managed Core Portfolio (20 & 21) - Long-term growth of capital

Adviser (Sub-Adviser): Janus Capital Management LLC

Principal Investment Strategy: The Portfolio invests primarily in common stocks from the universe of the Portfolio's benchmark index, which is the S&P 500˛ Index. Stocks are selected for their potential contribution to the long-term growth of capital, utilizing INTECH's mathematical investment process. INTECH's mathematical investment process seeks to create a portfolio that, over time, produces returns in excess of its benchmark with an equal or lesser amount of risk.

Additional Investment Information:

- Permitted to invest in foreign securities without limitation
- As of 6/30/08, 83% of net assets invested in large cap securities; 16% in mid cap; less than 1% in small cap
- As of 6/30/08, no investments in derivatives, emerging markets, high yield, REITs, preferred stock or convertible securities

Principal Risk:

- Market Risk
- Investment Process Risk
- Portfolio Turnover Risk
- Securities Lending Risk
- Derivatives Risk

NVIT – NVIT Nationwide Fund - Total return through a flexible combination of capital appreciation and current income

Adviser (Sub-Adviser): Nationwide Fund Advisors (Aberdeen Asset Management Inc.)

Principal Investment Strategy: The Fund invests primarily in common stocks and other equity securities, using a multi-disciplined approach which blends fundamental and quantitative investment techniques. The Fund is composed of two sleeves, or portions: a fundamentally managed core equity sleeve and a quantitative managed core equity sleeve. The portfolio managers integrate these sleeves to produce an overall core equity style, which they may opportunistically "tilt" slightly either in the direction of a growth style or a value style, depending on market circumstances.

The Fund may engage in active and frequent trading of portfolio securities. NFA has selected Aberdeen Asset Management Inc. ("Aberdeen") as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:

- Permitted to invest in foreign securities without limitation
- As of 8/31/08, 73% of net assets invested in large cap securities; 24% in mid cap; 3% in small cap
- As of 8/31/08, 4% of net assets invested in foreign securities
- As of 8/31/08, no investments in derivatives, emerging markets, high yield, REITs, preferred stock or convertible securities

Principal Risk:

- Stock market risk
- Growth style risk
- Value style risk
- Portfolio turnover

Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio (23) - Long-term growth of capital; current income is a secondary goal

NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund - Long-term capital growth

Adviser (Sub-Adviser): Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Principal Investment Strategy: To pursue these goals, the Fund invests mainly in common stocks of mid- to large-capitalization companies. The Fund seeks to reduce risk by investing across many different industries. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market.

Additional Investment Information:
- Permitted to invest in foreign securities, preferred securities, and convertible securities without limitation
- As of 10/31/08, 17% of net assets in foreign securities
- As of 10/31/08, no investments in derivatives, preferred stock or convertible securities

Principal Risk:
- Stock market risk
- Mid cap risk
- Value style risk
- Derivatives risk
- Foreign securities risk

Neuberger Berman Advisers Management Trust – AMT Partners Portfolio (29) - Growth of capital

Adviser (Sub-Adviser): Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Principal Investment Strategy: The Fund invests mainly in common stocks of mid- to large-capitalization companies. The Fund seeks to reduce risk by diversifying among many companies and industries. The Portfolio Manager looks for well-managed companies with strong balance sheets whose stock prices are undervalued. While the Fund invests primarily in domestic stocks, it may also invest in stocks of foreign companies.

Additional Investment Information:
- Permitted to invest in foreign securities and derivatives without limitation
- As of 10/31/08, 20% of net assets in foreign securities
- As of 10/31/08, no investments in derivatives

Adviser (Sub-Adviser): Nationwide Fund Advisors (Neuberger Berman Management Inc.)

Principal Investment Strategy: Under normal conditions, the Fund invests primarily in equity securities issued by mid- to large-cap companies that, in the opinion of the subadviser, exhibit characteristics that are consistent with a value style of investing. Equity securities in which the Fund invests are primarily common stock, although they may include other equity securities, such as preferred stock or convertible securities. The Fund may also invest in equity securities of companies that are located outside the United States. The Fund seeks to reduce risk by diversifying among many companies and industries, and in derivatives, such as futures, options, swaps and other hybrid financial instruments.

Additional Investment Information:
- Permitted to invest in foreign securities, preferred securities, and convertible securities without limitation
- As of 10/31/08, 17% of net assets in foreign securities
- As of 10/31/08, no investments in derivatives, preferred stock or convertible securities

Principal Risk:
- Stock market risk
- Mid-cap risk
- Value style risk
- Foreign securities risk
- Derivatives risk
- Portfolio turnover risk

Principal Risk:
- Stock market risk
- Mid cap risk
- Value style risk
- Foreign securities risk
- Portfolio turnover risk
- Derivatives risk

T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio (31) - High level of income

Adviser (Sub-Adviser): T. Rowe Price

Principal Investment Strategy: Normally, the fund invests at least 80% of its net assets in bonds and 65% of total assets in short- and intermediate-term bonds. At least 90% of the fund's portfolio will consist of investment-grade securities that have been rated in the four highest credit categories (AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by T. Rowe Price. In an effort to enhance yield, up to 10% of assets can be invested in below investment-grade securities, commonly referred to as "junk" bonds, including those with the lowest rating. The fund's holdings may include mortgage-backed securities, derivatives, and foreign investments.

Additional Investment Information:
- As of 9/30/08, 35% of net assets in mortgage-backed securities; 8% in asset-backed securities
- As of 9/30/08, no investments in derivatives

Principal Risk:
- Interest rate risk
- Credit risk
- Prepayment risk and extension risk
- Liquidity risk
- Foreign investing risk

The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio (33 & 34) - Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Adviser (Sub-Adviser): Morgan Stanley Investment Management Inc., which does business in certain instances as "Van Kampen".

NVIT – NVIT Short Term Bond Fund - High level of current income while preserving capital and minimizing fluctuations in share value

Adviser (Sub-Adviser): Nationwide Fund Advisors (Nationwide Asset Management, LLC)

Principal Investment Strategy: Under normal circumstances, the Fund invests primarily in U.S. government securities, U.S. government agency securities, commercial paper and corporate bonds that are investment grade. The Fund also may purchase mortgage-backed securities and asset-backed securities, and may invest in fixed-income securities that pay interest on either a fixed-rate or variable-rate basis. Up to 10% of the value of the Fund's net assets also may be invested in high-yield bonds. NFA has selected Nationwide Asset Management, LLC as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:
- As of 8/31/08, 35% of net assets in mortgage-backed securities; 2% in asset-backed securities
- As of 8/31/08, no investments in derivatives

Principal Risk:
- Interest rate risk
- Credit risk
- Liquidity risk
- Prepayment, call and redemption risk
- Extension risk
- Mortgage- and asset-backed securities risk
- Lower rated securities risk
- Bank and corporate loans risk
- Preferred stock risk
- Derivatives risk

NVIT – Van Kampen NVIT Real Estate Fund - Current income and long-term capital appreciation

Adviser (Sub-Adviser): Nationwide Fund Advisors (Van Kampen Asset Management)

Principal Investment Strategy: The Adviser seeks a combination of above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs"). The Portfolio focuses on REITs as well as real estate operating companies ("REOCs") that invest in a variety of property types and regions. Under normal circumstances, at least 80% of the Portfolio's assets will be invested in equity securities of companies in the U.S. real estate industry.

Additional Investment Information:
- Permitted to invest in preferred securities and convertible securities

Principal Risk:
- Stock market risk
- REIT and real estate risk
- Sector risk
- Nondiversified fund risk

Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund (35, 36 & 37) - Long-term capital appreciation

Adviser (Sub-Adviser): Van Eck Associates Corporation

Principal Investment Strategy: Under normal conditions, the Fund will invest at least 80% of its assets in securities of companies that are organized in or maintain at least 50% of their assets in, or that derive at least 50% of their revenues from, emerging market countries. Utilizing qualitative and quantitative measures, the Fund's portfolio manager selects companies that have growth potential within their market niche, specifically focusing on small to mid cap names. The Fund may also invest in derivatives, including future contracts, forward

contracts, options, swaps, structured notes and other similar securities, and in collateralized mortgage obligations (CMOs) and other mortgage and non-mortgage asset-backed securities. The Fund generally emphasizes investments in equity securities, but may also invest in debt securities of any quality, as long as not more than 20% of its assets are held in debt securities rated below investment grade ("junk bonds").

Additional Investment Information:
- Permitted to invest in derivatives and mortgage-backed securities without limitation

Principal Investment Strategy: Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities of U.S. real estate companies. These include the securities of real estate investment trusts ("REITs") and real estate operating companies that invest in a variety of property types and regions. Equity securities in which the Fund may invest include common stocks, but may also include preferred stocks and convertible securities. The Fund is nondiversified.

NFA has selected Van Kampen Asset Management as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:
- Permitted to invest in preferred securities and convertible securities

Principal Risk:
- Stock market risk
- REIT and real estate risk
- Liquidity risk
- Sector risk
- Nondiversified fund risk

NVIT – Gartmore NVIT Emerging Markets Fund - Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries

Adviser (Sub-Adviser): Nationwide Fund Advisors (Gartmore Global Partners)

Principal Investment Strategy: Under normal circumstances, the Fund invests at least 80% of the value of its net assets in equity securities issued by companies that are located in, or that derive a significant portion of their earnings or revenues from, emerging market countries. The Fund emphasizes companies that the subadviser believes have the potential to deliver unexpected earnings. The Fund may invest in companies of any size, including small- and mid-cap companies. The Fund also may use derivatives, such as futures and options, either as a substitute for taking a position in an underlying asset, to increase returns or as part of a hedging strategy. The Fund may engage in active and frequent trading of portfolio securities. NFA has selected Gartmore Global Partners as subadviser to manage the Fund's portfolio on a day-to-day basis.

Additional Investment Information:
- Permitted to invest in derivatives and mortgage-backed securities without limitation

- As of 9/30/08, less than 1% of net assets in derivative securities
- As of 9/30/08, no investments in mortgage-backed securities

Principal Risk:
- Stock market risk
- Emerging market risk
- Foreign securities risk
- Inflation risk
- Derivatives risk
- Credit risk
- Interest rate risk
- Debt securities rated below investment grade risk
- Small or mid cap risk
- Non-diversified fund risk
- Leverage risk

- As of 8/31/08, no investments in mortgage-backed securities or derivatives

Principal Risk:
- Foreign securities risk
- Emerging markets risk
- Stock market risk
- Small- and mid-cap securities risk Derivatives risk
- Non-diversified fund risk
- Portfolio turnover risk

14.   As a result of the Substitutions, the number of Investment Options under each Contract will either not be decreased, or, in those cases where the number of Investment Options is being reduced, continue to offer a significant number of alternative Investment Options. Specifically, the number of Investment Options is currently expected to range in number from 21 to 129 after the Substitutions versus 23 to 149 before the Substitutions.

15.   Prospectus supplements for the Contracts will be delivered to Contract Owners at least thirty (30) days before the Substitution date. The supplements will: (i) notify all Contract Owners of the Insurance Company Applicants' intent to implement the Substitutions, and that an application has been filed in order to obtain the necessary orders to do so; (ii) advise Contract Owners that from the date of the supplement until the Substitution date, Contract Owners are permitted to transfer Contract value out of any Existing Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the

Contract; (iii) instruct Contract Owners how to submit transfer requests in light of the proposed Substitutions; (iv) advise Contract Owners that any Contract value remaining in an Existing Fund sub-account on the Substitution date will be transferred to the corresponding Replacement Fund sub-account, and that the Substitutions will take place at relative net asset value; (v) inform Contract Owners that for at least thirty (30) days following the Substitution date, the Insurance Company Applicants will permit Contract Owners to make transfers of Contract value out of each Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the Contract; and (vi) inform Contract Owners that the respective Insurance Company Applicant will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least thirty (30) days after the Substitution date.[2]

16.   The Insurance Company Applicants will cause the appropriate prospectus supplements containing this disclosure and the prospectus and/or supplement for the Replacement Funds to be sent to all existing Contract Owners. New purchasers of the Contracts will be provided the prospectus supplement, the Contract prospectus, and the prospectus and/or supplement for the Replacement Funds in accordance with all applicable legal requirements. Prospective purchasers of the Contracts will be provided the prospectus supplement and the Contract prospectus.

17.   In addition to the Contract prospectus supplements distributed to Contract Owners, within five (5) business days after the Substitution date, Contract Owners will be

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[2] One exception to this is that the Insurance Companies may impose restrictions on transfers to the extent necessary to prevent or limit disruptive trading activity, as described in the prospectuses for the Contracts and the underlying mutual funds.

sent a confirmation of the Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will reiterate that the Insurance Company Applicant will not exercise any right reserved by it under the Contracts to impose any restrictions or fees on transfers from the Replacement Funds until at least thirty (30) days after the Substitution date.

18.   The proposed Substitutions will take place at relative net asset value determined on the Substitution date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner's Contract value, cash value, death benefit, or dollar value of his or her investment in the Separate Accounts. Each Substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution date at their net asset value and using the proceeds of those redemptions to purchase shares of the Replacement Fund at their net asset value on the same date.[3]

19.   Contract Owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or the Insurance Company Applicants' obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Company Applicants. In addition, the proposed Substitutions will not impose any tax liability on Contract Owners. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed

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[3] For administrative convenience, the In-Kind Transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Fund and its corresponding Replacement Fund, followed by the distribution of shares of the Replacement Fund to the applicable Separate Account(s).

Substitution than before the proposed Substitution. No fees will be charged on transfers made on the Substitution date because each Substitution redemption and purchase will not be treated as a transfer for purposes of assessing transfer charges or computing the number of permissible transfers under the Contracts.

20.   For all Substitutions other than Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares to be replaced by NVIT – NVIT Nationwide Fund: Class II (Ref. No. 21) (the "Aspen Substitution"), for a period of two (2) years following the Substitution date and for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the issuing Insurance Company, as applicable, will reimburse, on the last business day of each fiscal quarter, the sub-accounts investing in the applicable Replacement Fund to the extent that the Replacement Fund's net annual expenses for such period exceeds, on an annualized basis, the net annual expenses of the Existing Fund for fiscal year 2008. In addition, the Insurance Company Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two (2) years following the Substitution date.

21.   For the Aspen Substitution, where the sum of the management fee and 12b-1 fee of the Replacement Fund is greater than (or could be greater than) that of the Existing Fund, for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the issuing Insurance Company Applicant, as applicable, will reimburse, on the last business day of each fiscal quarter, the sub-accounts investing in the applicable Replacement Fund to the extent that the Replacement Fund's net annual expenses for such period exceeds, on an annualized basis, the net annual expenses of the Existing Fund for fiscal year 2008. In addition, for those same Contracts, the Insurance Company

Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for the duration of the Contracts.

Section 26 Applicants' Legal Analysis

1.　　Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

2.　　Section 26 Applicants assert that Section 26(c) of the 1940 Act makes it unlawful for the depositor of a registered unit investment trust that invests in the securities of a single issuer to substitute another security for such security without Commission approval.　Section 26(c) further states that the Commission shall issue an order approving such a substitution "if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

3.　　Section 26 Applicants represent that the Contracts have reserved the right to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts.　The Contract prospectuses disclose this right.

4.　　Section 26 Applicants represent that each Replacement Fund and its corresponding Existing Fund have similar, and in some cases substantially similar or identical, investment objectives and strategies.　In addition, Section 26 Applicants maintain that each proposed Substitution retains for Contract Owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts and any impact on the investment programs of affected Contract Owners should be negligible.

Furthermore, Section 26 Applicants assert that the ultimate effect of the Substitutions would be to continue to provide Contract Owners with a wide array of investment options and managers, while at the same time increasing administrative efficiencies of the Contracts. Additionally, Section 26 Applicants claim that information pertaining to the underlying mutual funds available under the Contracts will be more consistent and thus easier for Contract Owners to navigate and understand.

5.   Section 26 Applicants represent that after the Substitution date, Contract Owners with Contract value invested in a Replacement Fund will have the same or lower net operating expense ratio(s) as before the Substitution. As indicated previously, certain expense limits have been put in place to ensure that Contract Owners do not incur higher expenses as a result of a Substitution for a period of either two (2) years after the Substitution, or for the lifetime of the Contract.

6.   Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent, i.e., overreaching on the part of the depositor by permanently impacting the investment allocations of the entire trust. In the current situation, the Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract value among the available underlying mutual funds. Section 26 Applicants claim this flexibility provides Contract Owners with the ability to reallocate their assets at any time – either before the Substitution date, or after the Substitution date – if they do not wish to invest in the Replacement Fund. Thus, Section 26 Applicants assert that the likelihood of being invested in an undesired underlying mutual fund is minimized, with the discretion remaining with the Contract Owners, and

the Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.

7.   Section 26 Applicants submit that the proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, Section 26 Applicants maintain that the type of insurance coverage offered by the Insurance Company Applicants under the applicable Contract, as well as numerous other rights and privileges associated with Contract, are not impacted by the proposed Substitution. Section 26 Applicants note that Contract Owners also may have considered the Insurance Company Applicant's size, financial condition, and its reputation for service in selecting their Contract. Section 26 Applicants assert that these factors will not change as a result of the proposed Substitutions, nor will the annuity, life, or tax benefits afforded under the Contracts held by any of the affected Contract Owners.

8.   Section 26 Applicants submit that, for all the reasons stated above, the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17 Applicants' Legal Analysis

1.   Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

2.   Section 17(a)(1) of the 1940 Act, in relevant part, generally prohibits any affiliated person of a registered investment company (or any affiliated person of such a person), acting as principal, from knowingly selling any security or other property to that

company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company. Section 2(a)(3) of the 1940 Act defines the term "affiliated person" of another person, in relevant part, as:

> (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person…

3.   Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Shares held by an insurance company separate account are legally owned by the insurance company. Thus, the Insurance Company Applicants collectively own substantially all of the shares of NVIT. Accordingly, NVIT and its respective funds are arguably under the control of the Insurance Company Applicants, as per Section 2(a)(9) of the 1940 Act (notwithstanding the fact that the Contract Owners are the beneficial owners of those Separate Account shares). If NVIT is under the common control of the Insurance Company Applicants, then each of the Insurance Company Applicants is an affiliated person of NVIT and its respective Funds. If NVIT and its respective Funds are under the control of the Insurance Company Applicants, then NVIT and its respective affiliates are affiliated persons of the Insurance Company Applicants. Regardless of whether or not the Insurance Company Applicants can be considered to actually control NVIT and its Funds, because the Insurance Company Applicants and their affiliates own of record more than 5% of the shares of each Fund and are under common control with NFA, the Insurance Company

Applicants are affiliated persons of NVIT and its Funds. Likewise, NVIT and its respective Funds are each an affiliated person of the Insurance Company Applicants.

4.   Section 17 Applicants represent that the proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Funds with portfolio securities of certain Existing Funds and the indirect sale of portfolio securities of certain Existing Funds for shares of certain Replacement Funds. Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain Replacement Funds by certain Existing Funds, acting as principal, and a sale of portfolio securities by certain Existing Funds, acting as principal, to certain Replacement Funds. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Funds, and a sale of securities to certain Replacement Funds, by the Insurance Company Applicants (or their Separate Accounts), acting as principal. If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.

5.   Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

> (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
>
> (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and
>
> (3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

6.   The Section 17 Applicants submit that the In-Kind Transactions meet the conditions set forth in Section 17(b) of the 1940 Act.

7.   The Section 17 Applicants submit that the terms of the In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the Contract Owners' Contract values will not be adversely impacted or diluted; (2) with respect to those securities for which market quotations are readily available, the In-Kind Transactions will comply with the conditions set forth in Rule 17a-7, other than the requirement relating to cash consideration; and (3) with respect to those securities for which market quotations are not readily available, the In-Kind Transactions will be effected in accordance with the relevant Existing Funds' and the relevant corresponding Replacement Funds' normal valuation procedures, as described in the relevant fund's registration statement.

8.   Section 17 Applicants represent that Contract Owners' Contract values will not be adversely impacted or diluted because the In-Kind Transactions will be effected at the respective net asset values of the Existing Funds and the Replacement Funds, as described in each fund's registration statement and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract, the accumulation unit value or annuity unit value of any Contract, or the death benefit payable under any Contract. After the In-Kind Transactions, the value of a Separate Account's investment in a Replacement Fund will equal the value of its investments in the corresponding Existing Fund (in addition to any pre-existing investment in the Replacement Fund) before the In-Kind Transactions.

9.   The adopting release of Rule 17a-7 states that the purpose of the rule is to set

forth "conditions as to the availability of the exemption to those situations where the

Commission, upon the basis of its experience, considers that there is no likelihood of

overreaching of the investment companies participating in the transaction."[4] Because the

proposed In-Kind Transactions would comply in substance with the conditions of the rule

and since the In-Kind Transactions will be effected at the respective net asset values of

the relevant funds, as per the registration statement for each fund and as required by Rule

22c-1 under the 1940 Act, the Section 17 Applicants submit that the terms of the In-Kind

Transactions do not present a situation where the investment companies participating in

the transaction could overreach and potentially harm investors. Section 17 Applicants

claim that the purposes intended by implementation of the rule are therefore met by the

terms of the In-Kind Transactions.

10.   Section 17 Applicants represent that the proposed In-Kind Transactions will be

effected based upon the independent current market price of the portfolio securities as

specified in Rule 17a-7(b). Section 17 Applicants claim that the proposed In-Kind

Transactions will be consistent with the policy of each registered investment company

and separate series thereof participating in the In-Kind Transactions, as recited in the

relevant registered investment company's registration statement and reports in

accordance with Rule 17a-7(c). No brokerage commission, fee (except for any

customary transfer fees), or other remuneration will be paid in connection with the

proposed In-Kind Transactions as specified in Rule 17a-7(d). NVIT's board of directors

has adopted and implemented the fund governance and oversight procedures as required

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[4] 1940 Act Rel. Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).

by Rule 17a-7(e) and (f). Finally, a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in accordance with Rule 17a-7(g).

11.   Although the proposed In-Kind Transactions will not comply with the cash consideration requirement of Rule 17a-7(a), Section 17 Applicants assert that the terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Funds and each of the relevant Replacement Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. Specifically, Insurance Company Applicants and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Fund and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.

12.   Section 17 Applicants represent that for those Existing Funds that will redeem their shares in-kind as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Existing Fund because: (1) the redemption in-kind policy is stated in the relevant Existing Fund's current registration statement; and (2) the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, for the Replacement Funds that will sell shares in exchange for portfolio securities as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Replacement Fund because: (1) NVIT's policy of selling shares in exchange for investment securities is stated in NVIT's current registration statement; (2) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that a Replacement Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for

cash. For each of the proposed In-Kind Transactions, the Adviser and relevant Sub-Adviser(s) will analyze the portfolio securities being offered to each relevant Replacement Fund and will retain only those securities that it would have acquired for each such Fund in a cash transaction.

13.   Section 17 Applicants represent that all in-kind redemptions from an Existing Fund of which any Section 17 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).

14.   Section 17 Applicants assert that the proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act set forth in Section 1 of the 1940 Act. In particular, the proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent.

15.   Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act to permit them, to the extent necessary, to carry out the proposed In-Kind Transactions. Section 17 Applicants submit that, for all the reasons stated above: (1) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair to each of the relevant Replacement Funds, each of the relevant Existing Funds, and Contract Owners, and that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned; (2) the proposed In-Kind Transactions are, or will be, consistent with the policies of the relevant Replacement Funds and the relevant Existing Funds as stated in the relevant investment company's registration statement and reports filed under the 1940

Act; and (3) the proposed In-Kind Transactions are, or will be, consistent with the general

purposes of the 1940 Act.

<u>Conclusion</u>

Section 26 Applicants submit that for the reasons summarized above the proposed

Substitutions meet the standards of Section 26(c) of the 1940 Act and request that the

Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act.

Section 17 Applicants submit that the proposed In-Kind Transactions meet the standards

of Section 17(b) of the 1940 Act and request that the Commission issue an order of

exemption pursuant to Section 17(b) of the 1940 Act.

For the Commission, by the Division of Investment Management pursuant to

delegated authority.

Florence E. Harmon
Deputy Secretary

<center>**Appendix**</center>

1.   **AIM Variable Insurance Funds – AIM V.I. Basic Value Fund replaced by the NVIT – NVIT Multi-Manager Large Cap Value Fund (Substitution Table Reference Nos. 1 & 2**).   AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares will be replaced by the NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I shares. AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares will be replaced by the NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II shares. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of the AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series I Shares, AIM Variable Insurance Funds – AIM V.I. Basic Value Fund: Series II Shares, NVIT – NVIT Multi-Manager Large Cap Value Fund: Class I, and NVIT – NVIT Multi-Manager Large Cap Value Fund: Class II.

	Existing Fund		Replacement Fund	
	AIM Variable Insurance Funds – AIM V.I. Basic Value Fund Shares		NVIT – NVIT Multi-Manager Large Cap Value Fund	
	Series I	Series II	Class I	Class II
Management Fees	0.68%[5]	0.68%[5]	0.65%	0.65%
12b-1 Fees	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.35%	0.35%	0.37%[6]	0.37%[6]
Total Gross Expenses	1.03%	1.28%	1.02%	1.27%
Waivers/Reimbursements	0.00%	0.00%	0.10%[7]	0.10%[7]
Total Net Expenses	1.03%	1.28%	0.92%	1.17%
Fund/Class[8] Asset Level ($MMs) (5/20/09)	$170.3[9]	$143.4[10]	$0.2	$5.9

2.   **AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares replaced by the NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I (Substitution Table Reference No. 3).** The following chart compares the management fees, the total operating expenses (before and after any waivers and

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[5] Through April 30, 2010, the fund's advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the fund do not exceed a specified maximum annual advisory fee rate, wherein the fee rate is based upon average net asset levels as follows:

0.695% of the first $250 million
0.67% of the next $250 million
0.645% of the next $500 million
0.62% of the next $1.5 billion
0.595% of the next $2.5 billion
0.57% of the next $2.5 billion
0.545% of the next $2.5 billion
0.52% of the excess over $10 billion.

[6] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.02% and 1.27%, respectively.

[7] NVIT and NFA have entered into a written contract limiting operating expenses to 0.77% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse the NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[8] Represents assets held by the fund or listed share class, as applicable.

[9] Based on asset levels as of 3/31/09, approximately 2% of AIM V.I. Basic Value Fund Shares: Series I assets will be transferred to NVIT Multi-Manager Large Cap Value Fund: Class I pursuant to the Substitution. This transfer represents approximately 1% of the Existing Fund's total assets.

[10] Based on asset levels as of 3/31/09, approximately 19% of AIM V.I. Basic Value Fund Shares: Series II assets will be transferred to NVIT Multi-Manager Large Cap Value Fund: Class II pursuant to the Substitution. This transfer represents approximately 9% of the Existing Fund's total assets.

reimbursements) expressed as an annual percentage of average daily net assets, and the

asset levels of the AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund:

Series I Shares and the NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I.

	Existing Fund	**Replacement Fund**
	AIM Variable Insurance Funds – AIM V.I. Large Cap Growth Fund: Series I Shares	**NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I**
Management Fees	0.70% [11]	0.65%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.40%	0.36% [12]
Total Gross Expenses	1.10%	1.01%
Waivers/Reimbursements	0.09% [13]	0.11% [14]
Total Net Expenses	1.01%	0.90%
Fund/Class[15] Asset Level ($MMs) (5/20/09)	$63.5 [16]	$0.6

[11] Through April 30, 2010, the fund's advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the fund do not exceed a specified maximum annual advisory fee rate, wherein the fee rate is based upon average net asset levels as follows:

      0.695% of the first $250 million
      0.67% of the next $250 million
      0.645% of the next $500 million
      0.62% of the next $1.5 billion
      0.595% of the next $2.5 billion
      0.57% of the next $2.5 billion
      0.545% of the next $2.5 billion
      0.52% of the excess over $10 billion.

[12] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

[13] The fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.01% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the number reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the fund's Board of Trustees; and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the expense offset arrangements from which the fund may benefit are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the fund. This expense limitation agreement is in effect through at least April 30, 2010.

[14] NVIT and NFA have entered into a written contract limiting operating expenses to 0.75% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[15] Represents assets held by the fund or listed share class, as applicable.

[16] Based on asset levels as of 3/31/09, approximately 0.1% of the Existing Fund's Series I assets will be transferred to the Replacement Fund pursuant to the Substitution. This transfer represents approximately 0.3% of the Existing Fund's total assets.

3. **American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I replaced by the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I (Substitution Table Reference No. 4)**. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of the American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I and the NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I.

	Existing Fund	Replacement Fund
	American Century Variable Portfolios, Inc. – American Century VP Capital Appreciation Fund: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Management Fees	1.00%[17]	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.01%	0.22%[18]
Total Gross Expenses	1.01%	0.97%
Waivers/Reimbursements	0.00%	0.08%[19]
Total Net Expenses	1.01%	0.89%
Fund/Class[20] Asset Level ($MMs) (9/30/08)	$288.0[21]	$87.7

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[17] The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fee shown is based on assets during the fund's most recent fiscal year. The fund has a stepped fee schedule, which is reflected in the following table:

    1.00% of first $500 million,

    0.95% of the next $500 million, and

    0.90% over $1 billion.

[18] "Other Expenses" include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

[19] NVIT and NFA have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[20] Represents assets held by the fund or listed share class, as applicable.

[21] Based on asset levels as of 3/31/09, approximately 27% of the Existing Fund's Class I assets will be transferred to the Replacement Fund pursuant to the Substitution. This transfer represents approximately 27% of the Existing Fund's total assets.

4.   **American Century Variable Portfolios, Inc. – American Century VP International Fund replaced by the NVIT – NVIT Multi-Manager International Growth Fund (Substitution Table Reference Nos. 5, 6, 7, & 8).** American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I will be replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class III. American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II will be replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class VI. American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III will be replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class III. American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV will be replaced by NVIT – NVIT Multi-Manager International Growth Fund: Class VI. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of the American Century Variable Portfolios, Inc. – American Century VP International Fund: Class I, American Century Variable Portfolios, Inc. – American Century VP International Fund: Class II, American Century Variable Portfolios, Inc. – American Century VP International Fund: Class III, American Century Variable Portfolios, Inc. – American Century VP International Fund: Class IV, NVIT – NVIT Multi-Manager International Growth Fund: Class III and NVIT – NVIT Multi-Manager International Growth Fund: Class VI.

| | Existing Fund | | | | Replacement Fund | |
| | American Century Variable Portfolios, Inc. – American Century VP International Fund | | | | NVIT – NVIT Multi-Manager International Growth Fund | |
	Class I	Class II	Class III	Class IV	Class III	Class VI
Management Fees	1.36%[22]	1.26%[23]	1.36%[22]	1.26%[23]	0.85%	0.85%
12b-1 Fees	0.00%	0.25%	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.01%	0.01%	0.01%	0.01%	0.30%[24]	0.30%[24]
Total Gross Expenses	1.37%	1.52%	1.37%	1.52%	1.15%	1.40%
Waivers/Reimbursements	0.00%	0.00%	0.00%	0.00%	0.04%[25]	0.04%[25]
Total Net Expenses	1.37%	1.52%	1.37%	1.52%	1.11%	1.36%
Fund/Class[26] Asset Level ($MMs) (4/30/09)	$258.2[27]	$105.1[28]	$52.0[29]	$9.8[30]	$9.8	$90.6

[22] The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fund has a stepped fee schedule, which is as follows: 1.50% of first $250 million, 1.20% of the next $250 million, 1.10% of the next $500 million, and 1.00% over $1 billion. The fee shown has been restated based on strategy assets for the period from the most recent fiscal year end through March 31, 2009. As a result, the Total Annual Fund Operating Expenses in this table differ from those shown in the fund's prospectus or statement of additional information. The fee for the fiscal year ended December 31, 2008 was 1.23%.

[23] The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fund has a stepped fee schedule, which is as follows: 1.40% of first $250 million, 1.10% of the next $250 million, 1.00% of the next $500 million, and 0.90% over $1 billion. The fee shown has been restated based on strategy assets for the period from the most recent fiscal year end through March 31, 2009. As a result, the Total Annual Fund Operating Expenses in this table differ from those shown in the fund's prospectus and statement of additional information. The fee for the fiscal year ended December 31, 2008 was 1.13%.

[24] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.21% and 1.46%, respectively.

[25] NVIT and NFA have entered into a written contract limiting operating expenses to 0.96% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[26] Represents assets held by the fund or listed share class, as applicable.

[27] Based on asset levels as of 3/31/09, approximately 23% of the Existing Fund's Class I assets will be transferred to the Replacement Fund's Class III pursuant to the Substitution. This transfer represents approximately 16% of the Existing Fund's total assets.

[28] Based on asset levels as of 3/31/09, approximately 2% of the Existing Fund's Class II assets will be transferred to the Replacement Fund's Class VI pursuant to the Substitution. This transfer represents approximately 0.3% of the Existing Fund's total assets.

[29] Based on asset levels as of 3/31/09, approximately 87% of the Existing Fund's Class III assets will be transferred to the Replacement Fund's Class III pursuant to the Substitution. This transfer represents approximately 12% of the Existing Fund's total assets.

[30] Based on asset levels as of 3/31/09, approximately 90% of the Existing Fund's Class IV assets will be transferred to the Replacement Fund pursuant to the Substitution. This transfer represents approximately 2% of the Existing Fund's total assets.

5.   **American Century Variable Portfolios, Inc. – American Century VP Ultra Fund replaced by NVIT – NVIT Multi-Manager Large Cap Growth Fund (Substitution Table Reference Nos. 9 & 10).** American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I will be replaced by NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I and American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II will be replaced by NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class II. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of the American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class I, American Century Variable Portfolios, Inc. – American Century VP Ultra Fund: Class II, NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class I and NVIT – NVIT Multi-Manager Large Cap Growth Fund: Class II.

	Existing Fund		Replacement Fund	
	American Century Variable Portfolios, Inc. – American Century VP Ultra Fund		**NVIT – NVIT Multi-Manager Large Cap Growth Fund**	
	Class I	**Class II**	**Class I**	**Class II**
Management Fees	1.00%[31]	0.90%[32]	0.65%	0.65%
12b-1 Fees	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.01%	0.01%	0.36%[33]	0.36%[34]
Total Gross Expenses	1.01%	1.16%	1.01%	1.26%
Waivers/Reimbursements	0.00%	0.00%	0.11%[35]	0.11%[35]
Total Net Expenses	1.01%	1.16%	0.90%	1.15%
Fund/Class[36] Asset Level ($MMs) (4/30/09)	$37.2[37]	$177.6[38]	$0.6	$1.4

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[31] The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fee shown is based on assets during the fund's most recent fiscal year. The fund has s stepped fee schedule. As a result, the fund's unified management fee rate generally decreases as strategy assets increase and increases as strategy assets decrease.

[32] The fund pays the advisor a single, unified management fee for arranging all services necessary for the fund to operate. The fee shown is based on assets during the fund's most recent fiscal year. The fund has s stepped fee schedule, which is as follows:

    0.90% of first $500 million,

    0.85% of next $500 million, and

    0.80% over $1 billion.

[33] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

[34] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.25%.

[35] NVIT and NFA have entered into a written contract limiting operating expenses to 0.75% until at least May 1, 2010. This limit excludes certain Fund expenses, including any taxes, interest, brokerage fees, Rule 12b-1 fees, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and may exclude other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[36] Represents assets held by the fund or listed share class, as applicable.

[37] Based on asset levels as of 3/31/09, approximately 22% of the Existing Fund's Class I assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 4% of the Existing Fund's total assets.

[38] Based on asset levels as of 3/31/09, approximately 4% of the Existing Fund's Class II assets will be transferred to the Replacement Fund's Class II pursuant to the Substitution. This transfer represents approximately 4% of the Existing Fund's total assets.

6.   **American Century Variable Portfolios, Inc. – American Century VP Vista Fund replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund (Substitution Table Reference Nos. 11, 12, & 13).** American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I will be replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I. American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II will be replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I or Class II, depending on the contract involved in the Substitution. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class I, American Century Variable Portfolios, Inc. – American Century VP Vista Fund: Class II, NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I and NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II.

	Existing Fund		Replacement Fund	
	American Century Variable Portfolios, Inc. – American Century VP Vista Fund		NVIT – NVIT Multi-Manager Mid Cap Growth Fund	
	Class I	Class II	Class I	Class II
Management Fees	1.00%	0.90%	0.75%	0.75%
12b-1 Fees	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.01%	0.01%	0.22%[39]	0.22%[39]
Total Gross Expenses	1.01%	1.16%	0.97%	1.22%
Waivers/Reimbursements	0.00%	0.00%	0.08%[40]	0.08%[40]
Total Net Expenses	1.01%	1.16%	0.89%	1.14%
Fund/Class[41] Asset Level ($MMs) (4/30/09)	$37.7[42]	$11.7[43]	$87.7	$134.2

7. **Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio) replaced by NVIT – Gartmore NVIT International Equity Fund (Substitution Table Reference Nos. 14 & 15).** Credit Suisse Trust – International Equity Flex I Portfolio (formerly, International Focus Portfolio) will be replaced by NVIT – Gartmore NVIT International Equity Fund: Class I or Class III, depending on the contract involved in the Substitution. The following chart compares the management fees, the total operating expenses (before and after any waivers and

[39] "Other Expenses" include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07% and 1.32%, respectively.

[40] NVIT and NFA have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[41] Represents assets held by the fund or listed share class, as applicable.

[42] Based on asset levels as of 3/31/09, approximately 29% of the Existing Fund's Class I assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 22% of the Existing Fund's total assets.

[43] Based on asset levels as of 3/31/09, approximately 2% of the Existing Fund's Class II assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 0.5% of the Existing Fund's total assets. Based on asset levels as of 3/31/09, approximately 94% of the Existing Fund's Class II assets will be transferred to the Replacement Fund's Class II pursuant to the Substitution. This transfer represents approximately 22% of the Existing Fund's total assets.

reimbursements) expressed as an annual percentage of average daily net assets, and the

asset levels of Credit Suisse Trust – International Equity Flex I Portfolio, NVIT –

Gartmore NVIT International Equity Fund: Class I and NVIT – Gartmore NVIT

International Equity Fund: Class III.

	Existing Fund	Replacement Fund	
	Credit Suisse Trust – International Equity Flex I Portfolio	NVIT – Gartmore NVIT International Equity Fund	
		Class I	Class III
Management Fees	1.00%	0.80% [44]	0.80% [44]
12b-1 Fees	0.00%	0.00%	0.00%
Other Expenses	1.14%	0.31% [45]	0.31% [45]
Total Gross Expenses	2.14%	1.11%	1.11%
Waivers/Reimbursements	0.00%	0.00% [46]	0.00% [46]
Total Net Expenses	2.14%	1.11%	1.11%
Fund/Class[47] Asset Level ($MMs) (5/20/09)	$44.5[48]	$8.1	$35.4

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[44] Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on January 16, 2009. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

[45] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.21%.

[46] NVIT and NFA have entered into a written contract limiting operating expenses to 1.05% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

[47] Represents assets held by the fund or listed share class, as applicable.

[48] Based on asset levels as of 3/31/09, approximately 0.5% of the Existing Fund's assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 0.5% of the Existing Fund's total assets. Based on asset levels as of 3/31/09, approximately 47% of the Existing Fund's assets will be transferred to the Replacement Fund's Class III pursuant to the Substitution. This transfer represents approximately 47% of the Existing Fund's total assets.

8.   **Federated Insurance Series – Federated Quality Bond Fund II replaced by NVIT – NVIT Core Bond Fund (Substitution Table Reference Nos. 16 & 17).**

Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares will be replaced by NVIT – NVIT Core Bond Fund: Class I. Federated Insurance Series – Federated Quality Bond Fund II: Service Shares will be replaced by NVIT – NVIT Core Bond Fund: Class II. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Federate Insurance Series – Federated Quality Bond Fund II: Primary Shares, Federate Insurance Series – Federated Quality Bond Fund II: Service Shares, NVIT – NVIT Core Bond Fund: Class I and NVIT – NVIT Core Bond Fund: Class II.

	Existing Fund		Replacement Fund	
	Federated Insurance Series – Federated Quality Bond Fund II		**NVIT – NVIT Core Bond Fund**	
	Primary	**Service**	**Class I**	**Class II**
Management Fees	0.60%[49]	0.60%[49]	0.40%	0.40%
12b-1 Fees	0.25%[50]	0.25%	0.00%	0.25%
Other Expenses	0.39%[51]	0.39%[51]	0.37%[52]	0.37%[52]
Total Gross Expenses	1.24%	1.24%	0.77%	1.02%
Waivers/Reimbursements	0.00%[53]	0.00%	0.07%[54]	0.07%[54]
Total Net Expenses	1.24%	1.24%	0.70%	0.95%
Fund/Class[55] Asset Level ($MMs) (5/19/09)	$218.5[56]	$62.7[57]	$4.8	$7.1

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[49] The Adviser voluntarily waived a portion of the management fee. The Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.56% for the fiscal year ended December 31, 2008.

[50] The Fund's Primary Shares did not pay or accrue the distribution (12b-1) fee during the fiscal year ended December 31, 2008. The Fund's Primary Shares have no present intention of paying or accruing the distribution (12b-1) fee during the fiscal year ending December 31, 2009.

[51] Includes an administrative services fee which is used to compensate insurance companies for shareholder services. The shareholder services provider did not charge, and therefore the Fund's Primary Shares did not accrue, its fee. This reduction can be terminated at any time. Total other expenses paid by the Fund's Primary Shares (after the reduction) were 0.14% for the fiscal year ended December 31, 2008.

[52] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 0.80% and 1.05% respectively.

[53] Although not contractually obligated to do so, the Adviser waived and the distributor and shareholder services provider elected not to charge 0.56% in expenses, resulting in Total Net Expenses (after waiver reductions) of 0.70%.

[54] NVIT and NFA have entered into a written contract limiting operating expenses to 0.55% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[55] Represents assets held by the fund or listed share class, as applicable.

[56] Based on asset levels as of 3/31/09, approximately 84% of the Existing Fund's Primary Share assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 65% of the Existing Fund's total assets.

[57] Based on asset levels as of 3/31/09, approximately 97% of the Existing Fund's Service Share assets will be transferred to the Replacement Fund's Class II pursuant to the Substitution. This transfer represents approximately 21.5% of the Existing Fund's total assets.

9.   **Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund replaced by NVIT – Gartmore NVIT Emerging Markets Fund (Substitution Table Reference Nos. 18 & 19).** Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3 will be replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class III or NVIT – Gartmore NVIT Emerging Markets Fund: Class VI, depending on the contract involved in the Substitution. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund: Class 3, NVIT – Gartmore NVIT Emerging Markets Fund: Class III and NVIT – Gartmore NVIT Emerging Markets Fund: Class VI.

	Existing Fund	Replacement Fund	
	Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund	NVIT – Gartmore NVIT Emerging Markets Fund	
	Class 3	Class III	Class VI
Management Fees	1.25%	0.95%[58]	0.95%[58]
12b-1 Fees	0.25%[59]	0.00%	0.25%
Other Expenses	0.29%	0.29%[60]	0.28%[60]
Total Gross Expenses	1.79%	1.24%	1.48%
Waivers/Reimbursements	0.01%[61]	0.00%[62]	0.00%[62]
Total Net Expenses	1.78%	1.24%	1.48%
Fund/Class[63] Asset Level ($MMs) (5/20/09)	$42.3[64]	$101.6	$44.8

10.   **Janus Aspen Series – INTECH Risk-Managed Core Portfolio replaced by**

NVIT – NVIT Nationwide Fund (Substitution Table Reference Nos. 20 & 21). Janus

Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares will be replaced

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[58] Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

[59] While the maximum amount payable under the Fund's Class 3 rule 12b-1 plan is 0.35% per year of the Fund's average daily net assets, the Fund's board of trustees has set the current rate at 0.25% per year through April 30, 2010.

[60] "Other Expenses" include administrative services fees which currently are 0.16% and 0.15%, respectively, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33% and 1.58%, respectively.

[61] The investment manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

[62] NVIT and NFA have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

[63] Represents assets held by the fund or listed share class, as applicable.

[64] Based on asset levels as of 3/31/09, approximately 30% of the Existing Fund's Class 3 assets will be transferred to the NVIT – Gartmore NVIT Emerging Markets Fund: Class III and approximately 36% of the Existing Fund's Class 3 assets will be transferred to NVIT – Gartmore NVIT Emerging Markets Fund: Class VI pursuant to the Substitution. These transfers represent approximately 5% of the Existing Fund's total assets.

by NVIT – NVIT Nationwide Fund: Class I or Class II, depending on the contract

involved in the Substitution. The following chart compares the management fees, the

total operating expenses (before and after any waivers and reimbursements) expressed as

an annual percentage of average daily net assets, and the asset levels of Janus Aspen

Series – INTECH Risk-Managed Core Portfolio: Service Shares, NVIT – NVIT

Nationwide Fund: Class I and NVIT – NVIT Nationwide Fund: Class II.

	Existing Fund	Replacement Fund	
	Janus Aspen Series – INTECH Risk-Managed Core Portfolio	NVIT – NVIT Nationwide Fund	
	Service Shares	Class I	Class II
Management Fees	0.40%[65]	0.58%	0.58%
12b-1 Fees	0.25%	0.00%	0.25%
Other Expenses	1.06%	0.26%[66]	0.26%[66]
Total Gross Expenses	1.71%	0.84%	1.09%
Waivers/Reimbursements	0.26%[67]	0.00%	0.00%
Total Net Expenses	1.45%	0.84%	1.09%
Fund/Class[68] Asset Level ($MMs) (5/30/09)	$20.5[69]	$629.2	$316.6

11.   **Neuberger Berman Advisers Management Trust – AMT Growth Portfolio**

replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund (Substitution

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[65] The "Management Fee" is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. This fee may go up or down monthly based on the Portfolio's performance relative to its benchmark index over the performance measurement period. This fee rate, prior to any performance adjustment, is 0.50% and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to this fee rate commenced January 2007, and may increase or decrease the Management Fee. The Portfolio has entered into an agreement with Janus Capital to limit certain expenses. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital. It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.

[66] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full amounts of administrative services fees are not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amounts of administrative services fees were charged, total operating expenses would be 0.94% and 1.19%, respectively.

[67] Janus Capital has contractually agreed to waive certain Portfolios' total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to until at least May 1, 2010.

[68] Represents assets held by the fund or listed share class, as applicable.

[69] Based on asset levels as of 3/31/09, approximately 2% of the Existing Fund's Service Shares assets will be transferred to the NVIT – NVIT Nationwide Fund: Class I and approximately 22% of the Existing Fund's Service Shares assets will be transferred to the NVIT – NVIT Nationwide Fund: Class II pursuant to the Substitution. These transfers represent approximately 24% of the Existing Fund's total assets.

Table Reference No. 22). Neuberger Berman Advisers Management Trust – AMT
Growth Portfolio: I Class will be replaced by NVIT – NVIT Multi-Manager Mid Cap
Growth Fund: Class I. The following chart compares the management fees, the total
operating expenses (before and after any waivers and reimbursements) expressed as an
annual percentage of average daily net assets, and the asset levels of Neuberger Berman
Advisers Management Trust – AMT Growth Portfolio: I Class and NVIT – NVIT Multi-
Manager Mid Cap Growth Fund: Class I.

	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Growth Portfolio: I Class	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Management Fees	0.85%	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.19%	0.22%[70]
Total Gross Expenses	1.04%	0.97%
Waivers/Reimbursements	0.00%[71]	0.08%[72]
Total Net Expenses	1.04%	0.89%
Fund/Class[73] Asset Level ($MMs) (5/20/09)	$78.5[74]	$87.7

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[70] "Other Expenses" include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

[71] Neuberger Berman Management LLC ("NBM") has contractually undertaken to limit the Fund's expenses through December 31, 2012 by reimbursing the Fund for its total operating expenses (excluding the compensation of NBM, taxes, interest, extraordinary expenses, brokerage commissions and transaction costs) that exceed, in the aggregate, 1.00% per annum of the Fund's average daily net asset value. Because of the exclusion, the Fund's net expenses may exceed the contractual expense limitation. The Fund has contractually undertaken to reimburse NBM for the excess expenses paid by NBM, provided the reimbursements do not cause total operating expenses (exclusive of the compensation of NBM, taxes, interest, brokerage commissions, transaction costs and extraordinary expenses) to exceed an annual rate of 1.00%, and the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.

[72] NVIT and NFA have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[73] Represents assets held by the fund or listed share class, as applicable.

[74] Based on asset levels as of 3/31/09, approximately 88% of the Existing Fund's I Class assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 88% of the Existing Fund's total assets.

12.   **Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio replaced by NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund (Substitution Table Reference No. 23).** Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class will be replaced by NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class and NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I.

	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Guardian Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Management Fees	0.85%	0.60%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.16%	1.50%[75]
Total Gross Expenses	1.01%	2.10%
Waivers/Reimbursements	0.00%[76]	1.20%[77]
Total Net Expenses	1.01%	0.90%
Fund/Class[78] Asset Level ($MMs) (5/20/09)	$62.4[79]	$2.9

13. **Neuberger Berman Advisers Management Trust – AMT International Portfolio replaced by NVIT – Gartmore NVIT International Equity Fund (Substitution Table Reference Nos. 24 & 25).** Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class will be replaced by NVIT – Gartmore NVIT International Equity Fund: Class III or Class VI, depending on the contract involved in the Substitution. The following chart compares the management

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[75] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

[76] Neuberger Berman Management LLC ("NBM") has contractually undertaken to limit the expenses of I Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, excluding compensation to NBM, taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.00% per annum of the Class's average daily net asset value. Because of the exclusion, the Fund's net expenses may exceed the contractual expense limitation. The Fund has in turn contractually undertaken to repay NBM from I Class assets for the excess operating expenses borne by NBM, so long as the Class's annual operating expenses during that period (exclusive of compensation to NBM, taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.00% per year of the Class's average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.

[77] NVIT and NFA have entered into a written contract limiting operating expenses to 0.75% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[78] Represents assets held by the fund or listed share class, as applicable.

[79] Based on asset levels as of 3/31/09, approximately 70% of the Existing Fund's I Class assets will be transferred to the Replacement Fund's Class I pursuant to the Substitution. This transfer represents approximately 35% of the Existing Fund's total assets.

fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Neuberger Berman Advisers Management Trust – AMT International Portfolio: S Class, NVIT – Gartmore NVIT International Equity Fund: Class III and NVIT – Gartmore NVIT International Equity Fund: Class VI.

	Existing Fund	Replacement Fund	
	Neuberger Berman Advisers Management Trust – AMT International Portfolio	NVIT – Gartmore NVIT International Equity Fund	
	S Class	Class III	Class VI
Management Fees	1.15%	0.80%[80]	0.80%[80]
12b-1 Fees	0.25%	0.00%	0.25%
Other Expenses	0.21%	0.31%[81]	0.31%[81]
Total Gross Expenses	1.61%	1.11%	1.36%
Waivers/Reimbursements	0.00%[82]	0.00%[83]	0.00%[83]
Total Net Expenses	1.61%	1.11%	1.36%
Fund/Class[84] Asset Level ($MMs) (5/20/09)	$284.0[85]	$35.5	$5.0

[80] Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on January 16, 2009. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

[81] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.21% and 1.46%, respectively.

[82] Neuberger Berman Management Inc. (NBMI) has undertaken through December 31, 2012 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 2.00% of the average daily net asset value of the Fund. The expense limitation agreement is contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause the fund to exceed its contractual expense limitation. Moreover, NBMI has voluntarily committed to reimburse certain expenses, as stated above, for an additional 0.50% of the average daily net asset value of fund to maintain the Fund's net operating expense ratio at 1.50%. NBMI may, at it sole discretion, terminate this voluntary additional reimbursement commitment without notice. The figures in the table are based on last year's expenses.

[83] NVIT and NFA have entered into a written contract limiting operating expenses to 1.05% f until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

[84] Represents assets held by the fund or listed share class, as applicable.

[85] Based on asset levels as of 3/31/09, approximately 1% of the Existing Fund's S Class assets will be transferred to the NVIT – Gartmore NVIT International Equity Fund: Class III and approximately 3% of the Existing Fund's S Class assets will be transferred to the NVIT – Gartmore NVIT International Equity Fund: Class VI pursuant to the Substitution. These transfers represent approximately 4% of the Existing Fund's total assets.

14. **Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio replaced by NVIT –NVIT Multi-Manager Mid Cap Growth Fund (Substitution Table Reference Nos. 26, 27, & 28).** Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class will be replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I. Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class will be replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I or Class II, depending on the contract involved in the Substitution. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: I Class, Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio: S Class, NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I and NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II.

	Existing Fund		Replacement Fund	
	Neuberger Berman Advisers Management Trust – AMT Mid-Cap Growth Portfolio		**NVIT – NVIT Multi-Manager Mid Cap Growth Fund**	
	I Class	**S Class**	**Class I**	**Class II**
Management Fees	0.83%	0.83%	0.75%	0.75%
12b-1 Fees	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.09%	0.10%	0.22%[86]	0.22%[86]
Total Gross Expenses	0.92%	1.18%	0.97%	1.22%
Waivers/Reimbursements	0.00%[87]	0.00%[88]	0.08%[89]	0.08%[89]
Total Net Expenses	0.92%	1.18%	0.89%	1.14%
Fund/Class[90] Asset Level ($MMs) (5/20/09)	$331.0[91]	$37.3[92]	$87.7	$134.2

[86] "Other Expenses" include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07% and 1.32%, respectively.

[87] Neuberger Berman Management LLC ("NBM") has contractually undertaken to limit the expenses of I Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, excluding compensation to NBM, taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.00% per annum of the Class's average daily net asset value. Because of the exclusion, the Fund's net expenses may exceed the contractual expense limitation. The Fund has in turn contractually undertaken to repay NBM from I Class assets for the excess operating expenses borne by NBM, so long as the Class's annual operating expenses during that period (exclusive of the compensation to NBM, taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.00% per year of the Class's average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.

[88] Neuberger Berman Management Inc. (NBMI) has contractually undertaken to limit the expenses of S Class shares through December 31, 2012 by reimbursing the Fund for its total operating expenses, including compensation to NBMI, but excluding taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.25% per annum of the Class's average daily net asset value. The Fund has in turn contractually undertaken to repay NBMI from S Class assets for the excess operating expenses borne by NBMI, so long as the Class's annual operating expenses during that period (exclusive of taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.25% per year of the Class's average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBMI incurred the expense. The figures in the table are based on last year's expenses.

[89] NVIT and NFA have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[90] Represents assets held by the fund or listed share class, as applicable.

[91] Based on asset levels as of 3/31/09, approximately 22% of the Existing Fund's I Class assets will be transferred to NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I pursuant to the Substitution. This transfer represents approximately 20% of the Existing Fund's total assets.

[92] Based on asset levels as of 3/31/09, approximately 0.8% of the Existing Fund's S Class assets will be transferred to NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I, representing approximately 0.1% of the Existing Fund's total assets, and approximately 11% of the Existing Fund's S Class assets will be transferred to NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II pursuant to the Substitution, representing approximately 1% of the Existing Fund's total assets.

15.   **Neuberger Berman Advisers Management Trust – AMT Partners Portfolio replaced by NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund (Substitution Table Reference No. 29).** Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class will be replaced by NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class and NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I.

	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Partners Portfolio: I Class	NVIT – Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Management Fees	0.84%	0.60%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.11%	1.50%[93]
Total Gross Expenses	0.95%	2.10%
Waivers/Reimbursements	0.00%[94]	1.20%[95]
Total Net Expenses	0.95%	0.90%
Fund/Class[96] Asset Level ($MMs) (5/20/09)	$236.1[97]	$2.9

16. **Neuberger Berman Advisers Management Trust – AMT Regency Portfolio replaced by NVIT – NVIT Multi-Manager Mid Cap Value Fund (Substitution Table Reference No. 30).** Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class will be replaced by NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual

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[93] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

[94] Neuberger Berman Management LLC ("NBM") has contractually undertaken to limit the Fund's expenses through December 31, 2012 by reimbursing the Fund for its total operating expenses (excluding the compensation of NBM, taxes, interest, extraordinary expenses, brokerage commissions and transaction costs) that exceed, in the aggregate, 1.00% per annum of the Fund's average daily net asset value. Because of the exclusion, the Fund's net expenses may exceed the contractual expense limitation. The Fund has contractually undertaken to reimburse NBM for the excess expenses paid by NBM, provided the reimbursements do not cause total operating expenses (exclusive of the compensation of NBM, taxes, interest, brokerage commissions, transaction costs and extraordinary expenses) to exceed an annual rate of 1.00%, and the reimbursements are made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.

[95] NVIT and NFA have entered into a written contract limiting operating expenses to 0.75% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[96] Represents assets held by the fund or listed share class, as applicable.

[97] Based on asset levels as of 3/31/09, approximately 50% of the Existing Fund's assets will be transferred to the Replacement Fund pursuant to the Substitution.

percentage of average daily net assets, and the asset levels of Neuberger Berman

Advisers Management Trust – AMT Regency Portfolio: S Class and NVIT – NVIT

Multi-Manager Mid Cap Value Fund: Class II.

	Existing Fund	Replacement Fund
	Neuberger Berman Advisers Management Trust – AMT Regency Portfolio: S Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
Management Fees	0.85%	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.13%	0.13%[98]
Total Gross Expenses	1.23%	1.13%
Waivers/Reimbursements	0.00%[99]	0.06%[100]
Total Net Expenses	1.23%	1.07%
Fund/Class[101] Asset Level ($MMs) (5/20/09)	$149.7[102]	$124.9

17.   **T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond**

Portfolio replaced by NVIT – NVIT Short Term Bond Fund (Substitution Table

Reference No. 31). T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term

Bond Portfolio: Class II will be replaced by NVIT – NVIT Short Term Bond Fund: Class

II. The following chart compares the management fees, the total operating expenses

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[98] "Other Expenses" include administrative services fees which currently are 0.01%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.31%.

[99] Neuberger Berman Management LLC ("NBM") has contractually agreed to reimburse certain expenses of the Fund through 12/31/2019, so that the total annual operating expenses are limited to 1.25% of the Fund's average daily net asset value. This arrangement does not cover interest, taxes, brokerage commissions, and extraordinary expenses; consequently, net expenses may exceed the contractual expense limitation. The Fund has agreed to repay NBM for expenses reimbursed to the Fund provided that repayment does not cause the Fund's annual operating expenses to exceed its expense limitation. Any such repayment must be made within three years after the year in which NBM incurred the expense. The figures in the table are based on last year's expenses.

[100] NVIT and NFA have entered into a written contract limiting operating expenses to 0.81% until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, fees paid pursuant to an Administrative Services Plan, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[101] Represents assets held by the fund or listed share class, as applicable.

[102] Based on asset levels as of 3/31/09, approximately 7% of the Existing Fund's S Class assets will be transferred to the Replacement Fund pursuant to the Substitution. This transfer represents approximately 7% of the Existing Fund's total assets.

(before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II and NVIT – NVIT Short Term Bond Fund: Class II.

	Existing Fund	Replacement Fund
	T. Rowe Price Equity Series, Inc. – T. Rowe Price Limited Term Bond Portfolio: Class II	NVIT – NVIT Short Term Bond Fund: Class II
Management Fees	0.70%	0.35%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.00%	0.32%[103]
Total Gross Expenses	0.95%	0.92%
Waivers/Reimbursements	0.00%	0.02%[104]
Total Net Expenses	0.95%	0.90%
Fund/Class[105] Asset Level ($MMs) (4/30/09)	$73.5[106]	$34.6

18.   **The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund (Substitution Table Reference No. 32).** The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I will be replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average

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[103] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.00%.

[104] NVIT and NFA have entered into a written contract limiting operating expenses to 0.50% for all share classes until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[105] Represents assets held by the fund or listed share class, as applicable.

[106] Based on asset levels as of 3/31/09, approximately 96% of the Existing Fund's Class II assets will be transferred to the Replacement Fund pursuant to the Substitution. This comprised approximately 31% of the Existing Fund's total assets.

daily net assets, and the asset levels of The Universal Institutional Funds, Inc. – Mid Cap

Growth Portfolio: Class I and NVIT – NVIT Multi-Manager Mid Cap Growth Fund:

Class I.

	Existing Fund	Replacement Fund
	The Universal Institutional Funds, Inc. – Mid Cap Growth Portfolio: Class I	NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Management Fees	0.75% [107]	0.75%
12b-1 Fees	0.00%	0.00%
Other Expenses	0.31%	0.22% [108]
Total Gross Expenses	1.06%	0.97%
Waivers/Reimbursements	0.00% [109]	0.08% [110]
Total Net Expenses	1.06%	0.89%
Fund/Class[111] Asset Level ($MMs) (5/20/09)	$56.4[112]	$87.7

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[107] The Adviser is entitled to receive an advisory fee at an annual percentage of the Portfolio's average daily net assets as set forth in the table below:

First $500 million	0.75%
From $500 million to $1 billion	0.70%
More than $1 billion	0.65%.

[108] "Other Expenses" include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07%.

[109] The Adviser has voluntarily agreed to reduce its advisory fee and/or reimburse the Portfolio so that Total Annual Portfolio Operating Expenses, excluding certain investment related expenses described below, will not exceed 1.05%. In determining the actual amount of voluntary advisory fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed, are excluded from Total Annual Portfolio Operating Expenses. If these expenses were included, the Total Annual Portfolio Operating Expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratio shown. For the fiscal year ended December 31, 2008, after giving effect to the Adviser's voluntary advisory fee waivers and/or expense reimbursements, the Total Annual Portfolio Operating Expenses incurred by investors were 1.05%. Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimbursements at any time and without notice.

[110] NVIT and NFA have entered into a written contract limiting operating expenses to 0.82% until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by the NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[111] Represents assets held by the fund or listed share class, as applicable.

[112] Based on asset levels as of 3/31/09, approximately 22% of the Existing Fund's Class I assets will be transferred to the Replacement Fund pursuant to the Substitution. This comprises approximately 7% of the Existing Fund's total assets.

19.   **The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio replaced by NVIT – Van Kampen NVIT Real Estate Fund (Substitution Table Reference Nos. 33 & 34).** The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I will be replaced by NVIT – Van Kampen NVIT Real Estate Fund: Class I. The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II will be replaced by NVIT – Van Kampen NVIT Real Estate Fund: Class II. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I, The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class II, NVIT – Van Kampen NVIT Real Estate Fund: Class I and NVIT – Van Kampen NVIT Real Estate Fund: Class II.

	Existing Fund		Replacement Fund	
	The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio		NVIT – Van Kampen NVIT Real Estate Fund	
	Class I	Class II	Class I	Class II
Management Fees	0.77%[113]	0.77%[113]	0.70%	0.70%
12b-1 Fees	0.00%	0.35%	0.00%	0.25%
Other Expenses	0.30%	0.30%	0.74%[114]	0.74%[114]
Total Gross Expenses	1.07%	1.42%	1.44%	1.69%
Waivers/Reimbursements	0.00%	0.00%	0.44%[115]	0.44%[115]
Total Net Expenses	1.07%	1.42%	1.00%	1.25%
Fund/Class[116] Asset Level ($MMs) (5/20/09)	$340.9[117]	$219.3[118]	$3.8	$2.8

20.   **Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund replaced by NVIT – Gartmore NVIT Emerging Markets Fund (Substitution Table Reference Nos. 35, 36, & 37).** Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Initial Class will be replaced by NVIT – Gartmore NVIT Emerging Markets Fund: Class I or Class III, depending on the contract involved in the Substitution. Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund: Class R1 will be replaced by NVIT – Gartmore NVIT Emerging Markets Fund:

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[113] The Adviser is entitled to receive an advisory fee at an annual percentage of the Portfolio's average daily net assets as set forth as follows: First $500 million 0.80%; from $500 million to $1 billion 0.75%; more than $1 billion 0.70%.

[114] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.10% and 1.35%, respectively.

[115] NVIT and NFA have entered into a written contract limiting operating expenses to 0.85% until May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[116] Represents assets held by the fund or listed share class.

[117] Based on asset levels as of 3/31/09, approximately 35% of the Existing Fund's Class I assets will be transferred to NVIT – Van Kampen NVIT Real Estate Fund: Class I pursuant to the Substitution. This comprises approximately 21% of the Existing Fund's total assets.

[118] Based on asset levels as of 3/31/09, approximately 13% of the Existing Fund's Class II assets will be transferred to NVIT – Van Kampen NVIT Real Estate Fund: Class II pursuant to the Substitution. This comprises approximately 5% of the Existing Fund's total assets.

Class III. The following chart compares the management fees, the total operating

expenses (before and after any waivers and reimbursements) expressed as an annual

percentage of average daily net assets, and the asset levels of Van Eck Worldwide

Insurance Trust – Worldwide Emerging Markets Fund: Initial Class, Van Eck Worldwide

Insurance Trust – Worldwide Emerging Markets Fund: Class R1, NVIT – Gartmore

NVIT Emerging Markets Fund: Class I and NVIT – Gartmore NVIT Emerging Markets

Fund: Class III.

	Existing Fund		Replacement Fund	
	Van Eck Worldwide Insurance Trust – Worldwide Emerging Markets Fund		NVIT – Gartmore NVIT Emerging Markets Fund	
	Initial Class	Class R1	Class I	Class III
Management Fees	1.00%	1.00%	0.95%[119]	0.95%[119]
12b-1 Fees	0.00%	0.00%	0.00%	0.00%
Other Expenses	0.29%	0.29%	0.28%[120]	0.29%[121]
Total Gross Expenses	1.29%	1.29%	1.23%	1.24%
Waivers/Reimbursements	0.00%[122]	0.00%[122]	0.00%[123]	0.00%[123]
Total Net Expenses	1.29%	1.29%	1.23%	1.24%
Fund/Class[124] Asset Level ($MMs) (5/20/09)	$118.3[125]	$37.1[126]	$36.0	$101.6

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[119] Management fees have been restated to reflect the elimination of a performance-based management fee and implementation of an asset-based management fee equal to the lowest possible management fee under the previous performance-based fee structure, as approved by the Board of Trustees on September 18, 2008. Under no circumstances, during a six-month transition period will the management fee under the new fee structure exceed what the Adviser would have received under the old structure assuming maximum penalty for underperformance.

[120] "Other Expenses" include administrative services fees which currently are 0.15%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33%.

[121] "Other Expenses" include administrative services fees which currently are 0.16%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses would be 1.33%.

[122] For the period May 1, 2009 through April 30, 2010, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Annual Fund Operating Expenses exceed 1.50% of average daily net assets.

[123] NVIT and NFA have entered into a written contract limiting operating expenses to 1.20% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement. Currently, all share classes are operating below the expense limit.

[124] Represents assets held by the fund or listed share class, as applicable.

[125] Based on asset levels as of 3/31/09, approximately 0.3% of the Existing Fund's Initial Class assets will be transferred to NVIT – Gartmore NVIT Emerging Markets Fund: Class I, representing approximately 0.3% of the Existing Fund's total assets, and approximately 25% of the Existing Fund's assets will be transferred to NVIT – Gartmore NVIT Emerging Markets Fund: Class III, representing approximately 25% of the Existing Fund's total assets, pursuant to the Substitution.

[126] Based on asset levels as of 3/31/09, approximately 42% of the Existing Fund's Class R1 assets will be transferred to NVIT – Gartmore NVIT Emerging Markets Fund: Class III pursuant to the Substitution. This comprises approximately 10% of the Existing Fund's total assets.

21.   **Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund (Substitution Table Reference Nos. 38 & 39).** Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund will be replaced by NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I or Class II, depending on the contract involved in the Substitution. The following chart compares the management fees, the total operating expenses (before and after any waivers and reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund, NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I and NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II.

	Existing Fund	Replacement Fund	
	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Discovery Fund	NVIT – NVIT Multi-Manager Mid Cap Growth Fund	
		Class I	Class II
Management Fees	0.76%[127]	0.75%	0.75%
12b-1 Fees	0.25%	0.00%	0.25%
Other Expenses	0.27%	0.22%[128]	0.22%[128]
Total Gross Expenses	1.28%	0.97%	1.22%
Waivers/Reimbursements	0.12%[129]	0.08%[130]	0.08%[130]
Total Net Expenses	1.16%	0.89%	1.14%
Fund/Class[131] Asset Level ($MMs) (5/20/09)	$112.7[132]	$87.7	$134.2

22.   **Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT**

Opportunity Fund replaced by NVIT – NVIT Multi-Manager Mid Cap Value Fund

(Substitution Table Reference No. 40). Wells Fargo Advantage Variable Trust – Wells

Fargo Advantage VT Opportunity Fund: Investor Class will be replaced by NVIT –

NVIT Multi-Manager Mid Cap Value Fund: Class II. The following chart compares the

management fees, the total operating expenses (before and after any waivers and

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[127] The following advisory fee schedule is charged to the Fund as a percentage of the Fund's average daily net assets: 0.75% for the first $500 million; 0.70% for the next $500 million; 0.65% for the next $2 billion; 0.625% for the next $2 billion; and 0.60% for assets over $5 billion.

[128] "Other Expenses" include administrative services fees which currently are 0.07%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.07% and 1.32%, respectively.

[129] The adviser has committed through April 30, 2010 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expenses, excluding brokerage commissions, interest, taxes, extraordinary expenses and the expenses of any money market fund or other fund held by the Fund, do not exceed the net operating expense ratio of 1.15%.The committed net operating expense ratio may be increased only with approval of the Board of Trustees.

[130] NVIT and NFA have entered into a written contract limiting operating expenses to 0.82% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including any interest, taxes, brokerage commissions, Rule 12b-1 fees, fees paid pursuant to an Administrative Services Plan, short-sale dividend expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[131] Represents assets held by the fund or listed share class, as applicable.

[132] Based on asset levels as of 3/31/09, approximately 29% of the Existing Fund's assets will be transferred to NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class I and approximately 0.02% of the Existing Fund's assets will be transferred to NVIT – NVIT Multi-Manager Mid Cap Growth Fund: Class II pursuant to the Substitution.

reimbursements) expressed as an annual percentage of average daily net assets, and the asset levels of Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class and NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II.

	Existing Fund	Replacement Fund
	Wells Fargo Advantage Variable Trust – Wells Fargo Advantage VT Opportunity Fund: Investor Class	NVIT – NVIT Multi-Manager Mid Cap Value Fund: Class II
Management Fees	0.76% [133]	0.75%
12b-1 Fees	0.25%	0.25%
Other Expenses	0.22%	0.13% [134]
Total Gross Expenses	1.23%	1.13%
Waivers/Reimbursements	0.14% [135]	0.06% [136]
Total Net Expenses	1.09%	1.07%
Fund/Class[137] Asset Level ($MMs) (5/20/09)	$404.3[138]	$124.9

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[133] The following advisory fee schedule is charged to the Fund as a percentage of the Fund's average daily net assets:
    0.75% for the first $500 million;
    0.70% for the next $500 million;
    0.65% for the next $2 billion;
    0.625% for the next $2 billion; and
    0.60% for assets over $5 billion.

[134] "Other Expenses" include administrative services fees which currently are 0.01%, but which are permitted to be as high as 0.25%. The full 0.25% in administrative services fees is not reflected in "Other Expenses" at this time because, until at least May 1, 2010, the Fund does not intend to pay insurance companies a higher amount. If the full amount of administrative services fees were charged, total operating expenses (after fee waivers/expense reimbursements) would be 1.31%.

[135] The adviser has committed through April 30, 2010, to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund's net operating expenses , excluding brokerage commissions, interest, taxes, extraordinary expenses and the expenses of any money market fund or other fund held by the Fund, do not exceed the net operating expense ratio of 1.07%.The committed net operating expense ratio may be increased only with approval of the Board of Trustees.

[136] NVIT and NFA have entered into a written contract limiting operating expenses to 0.81% for all share classes until at least May 1, 2010. This limit excludes certain Fund expenses, including interest, taxes, brokerage commissions, Rule 12b-1 fees, short-sale dividend expenses, fees paid pursuant to an Administrative Services Plan, other expenditures which are capitalized in accordance with generally accepted accounting principles and other non-routine expenses not incurred in the ordinary course of the Fund's business. NVIT is authorized to reimburse NFA for management fees previously waived or reduced and/or for expenses previously paid by NFA, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which NFA waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.

[137] Represents assets held by the fund or listed share class, as applicable.

[138] Based on asset levels as of 3/31/09, approximately 53% of the Existing Fund's assets will be transferred to the Replacement Fund pursuant to the Substitution.